
10012883

POSSIBILITIES

AVX
A Kyocera Group Company

2010 Annual Report


A Kyocera Group Company

ENABLING A STREAM OF IDEAS

TABLE OF **CONTENTS**

A Letter From the President....02
Connecting the Mobile World....04
Enabling Brighter Futures....06
Taming the EMI Beast....08
The Lifeline for Connectivity....10
AVX Worldwide Manufacturing Locations....12
Board of Directors....12

SEC Mail Processing
Section

JUN 1 1 2010

Washington, DC
110

Customer Contact and Collaboration are Key.

AVX represents so much more than electronic component supply. At AVX, our engineers are enabling our customers to create more efficient, more competitive products in a challenging economy, where we face ever-accelerating time-to-market demands. Each time AVX interacts with a customer, we bring all the value of our research and development, existing products, and worldwide network along with an eagerness to adapt and innovate.

AVX provides products that are the core solutions to a customer's problem.

AVX continuously meets and exceeds our customers' expectations. Many elements drive this success. But the fundamental reason is simple: we're constantly working alongside our customer base, talking to them about their needs and wishes, while sharing our new ideas and products.

"The best way to predict the future is to invent it."

– Computer Scientist Alan Kay, coinventor of the Graphical User Interface.

The following scenarios play out almost daily. On showing new products and concepts to a customer, their reaction is often, "This is very good. But can I have a different capacitance or voltage rating…or slightly different form factor?" At that moment, another new product design is on its way to being designed into a customer's next generation product. At times, the customer might discuss their design goal very early in the process, and the conversation sparks an idea for a solution drawn from AVX's far-reaching technology base.

In some cases, the customer requires a fast turn-around design, enabling end-product enhancements to be made instantaneously. In other cases, an end product may require months or years of qualification testing prior to release. Regardless of the timing of product launch, AVX solutions are an integral part of these programs.

AVX's global manufacturing capability is paramount to our customers' successes. The collective expertise and capability of 18 manufacturing plants offer a world of possibilities – from producing capacitors in high volume to creating unique products for a single customer's specific device.



Whether optimizing existing designs or generating new conceptual products, AVX employees throughout the world are available to collaborate with our customers – performing joint studies, conducting simulations and undertaking prototype characterizations. AVX's ability to draw from a wide and recognized product base makes it possible to combine or adapt existing parts for custom configurations, better end-use functionality, or improving customer cycle time.









A LETTER FROM THE PRESIDENT

During this past year, the global economy continued to reflect unevenness and uncertainty. Nevertheless, AVX showed resilience and strength by generating year-over-year advances in financial results. AVX continued to post these gains even when specific customers were unable to predict their future product requirements. We created results that benefited our shareholders and served our customers. The enabling factors this year were our focus on growing shareholder value by controlling cost while growing revenue.

Enabling Shareholder Value

The management team reacted to the downturn and reduced costs and inventories sooner than many others in the industry. Our Sales, General and Administrative Expenses (SG&A) were down about 11% from last year. The drop resulted largely from cost-reduction efforts. We also focused on manufacturing products that provided opportunities to increase our gross margins.

Enabling Customer Success

The reaction to the improvement in the second half has helped our customers remain competitive in this changing market. AVX is proud of its reputation as a leader in customer service and intends to maintain that leadership by listening to our customers and responding quickly in times such as these.

We clearly understand that success for our customers' products often relies on our ability to provide solutions through AVX's worldwide, interconnected operations.

Two customer awards (see insets in this letter) this year illustrate how we strive daily to enable our customers' successes. These awards, along with others we've received, stand as proof we are meeting our customer needs.

Rockwell Collins Honors AVX

Capacitor Supplier of the Year.


2010
Supply Chain
Management
Rockwell Collins

In 2010, Rockwell Collins – a leading manufacturer of smart communications and aviation electronics solutions – tapped AVX as its Capacitor Supplier of the year. In recognizing AVX with this award for a third consecutive year, Rockwell Collins noted:

"AVX has aligned themselves with Rockwell Collins in all facets of our business. They truly know what it means to be an integrated supplier with Rockwell Collins."

Across the Markets

AVX maintained manufacturing capabilities in our many facilities worldwide through this past year but we started adding people as the year progressed to meet growing demand from our customers.

In the last six months of our fiscal year, sales increased in all product groups and across most end markets. We feel this is an endorsement of our strength across the broad spectrum of electronic components. It is our intent to continue to be a crucial source of passive electronic components and continue to invest in research and development of new applications and products.

A broad look at some market segments reveals increasing demands for **telecommunication** capacity that is a catalyst for infrastructure developments. **Smart phones**, which drive much of the capacity demand, are a market where we have strong relationships with customers. The **LCD** market is propelling electronic growth with the proliferation of flat screens – from small handheld devices to large stadium displays. **Energy cost and conservation** is boosting wind and solar power growth, where our power capacitors are seeing increased demand by equipment manufacturers.

AVX Wins 2009 Avnet Supplier Excellence Award

Avnet Electronics Marketing Americas – one of the world's largest distributors of electronics components, enterprise computing, storage products and embedded subsystems – cited its "strong relationship over 40 years" in presenting the award to AVX. ***"AVX not only provides quality components, but more importantly, it provides solutions,"*** *noted Alex Luorio, Senior Vice President of Supplier Management for Avnet Electronics Marketing Americas.*


Avnet EMA
AVX

External Factors

Aside from the economy, in general, there were a few significant external downward pressures. Inflation, metal prices and currency fluctuations were influences on our results and could further impact future results.

Looking Forward

Economists and industry analysts are seeing an economic rebound with predictions that the technology sector will recover faster than the economy as a whole. We are seeing evidence of this in sales increases, more expedited orders from customers, and order backlogs in selected areas as well as new applications in markets we have not serviced before.

Added to these trends is the strength of AVX's financial underpinning. AVX has no debt and $913.8 million in cash and security investments, and in these turbulent times this is an enviable position. With this solid base, I remain optimistic about our future performance.

In conclusion, I'd like to express my thanks to our shareholders, customers, employees and Board of Directors for enabling AVX to continue as a global leader in passive electronic components and connectors.

John S. Gilbertson
Chief Executive Officer and President
AVX Corporation

ENABLING
TOMORROW'S TRAVEL

A View from the Driver's Seat. Proliferating Electronic Integration, Connecting the Mobile World.

There probably is no better metaphor than the automobile for the impact that electronics is having on the world and AVX's role in enabling the proliferation of electronics.

A car is no longer merely a metal frame wrapped around an internal combustion engine. Today's car is a rolling electronics package controlled by multiple computers. By some estimates, 40% of a car's cost is related to electronics.



Electronics now control engines to gain more mileage. Batteries supplement or replace traditional engines. Airbags and other safety and sensors surround the occupants. Entertainment systems offer satellite radio, MP3, and DVD capabilities. Navigation systems remind you where to turn.

All of these tasks and accessories in today's car require parts manufactured by AVX. They serve two primary functions – controlling power or shielding a function from interference that might jeopardize the occupants' enjoyment (not to mention safety and security).



Like any other computer, today's cars are not self-contained units. They talk to the world and the world talks back. Some car emergency systems use cell towers and satellites to connect you to operators, who can unlock your car or call medical help. Similar systems can talk to your automotive service department. In some instances, a car can contact the service department for help before the driver is even aware of a problem.

Every step of this process benefits from parts made by AVX. Not only in the vehicle itself but also through the infrastructure that end-use consumers never see – telecommunication systems, power amplifiers and relays, satellite communication networks, and diagnostic equipment.



AVX offers many unique solutions to the concerns of circuit designers. Among them:

- **Flexiterm® Ceramics** are used on battery connections to supply high reliability filtering in extremely harsh under-the-hood applications.
- **AVX Surface Mount EMI Filters** are miniature broadband filters capable of removing potentially catastrophic noise from critical control circuitry.
- **Failsafe OxiCap®, Ultra Low ESR Tantalum** and **Tantalum Polymers** have been embraced by the auto industry uses, such as auto-dimming mirrors, state-of-the-art radios, air bags, crash avoidance systems, and engine control units.





Carmakers understand the important role that AVX plays in their future. Gas-Electric Hybrid vehicles incorporate the latest generation of power capacitors and control capacitors to efficiently and seamlessly provide power to the vehicles various systems. Hybrid car manufacturers are attending technology-training sessions at AVX factories to understand how to design and develop products centered on "AVX building blocks." This Reliability, Flexibility and Innovation enable AVX to be a core supplier to EVERY MAJOR AUTOMAKER in the world.


HYBRID



Tighter Tolerances Over Wider Temperature Range

AVX Expands Ultra-Miniature SMD Temperature-Compensated Crystal Oscillator Series.

GPS systems, marine navigation equipment and high-end industrial electronics will benefit from the new ***TXCO Series*** *(Designated KT3225 and KT2520 Wide Temperature Series). The ultraminiature oscillators provide tight frequency stability of +0.5ppm over a wide temperature range, from -40°C to +85°C. For more demanding applications, such as power amplifiers, products can provide +3.0ppm over -40°C to +105°C. Patent-protected technologies offer superior temperature slope and drift performance. Due to advanced IC and crystal optimization, the new temperature compensated crystal oscillators achieve a lower cost than traditional TXCOs for this temperature range.*




ENABLING
BRIGHTER FUTURES

Advancing Medical Technology.



Many people are living longer and better lives, thanks to developments in pacemakers and implantable defibrillators. AVX parts play a crucial role in these and many other life-enhancing medical devices.

Until the mid-20th century there was no way to control erratic heart rhythms. The first pacemakers solved that problem, but the devices were so bulky they had to be attached outside the body and were large and very cumbersome. It wasn't until 1962 that the first "implantable" cardiac pacemaker – the size of a hockey puck – was patented. Due to AVX's advanced manufacturing processes, we are able to expand functionality and decrease component size to enable today's inplantable devices to have increased battery life and still be smaller than ever before.

By using smaller, multi-functional AVX parts, manufacturers can build a single unit, which contains every capability that any patient might require. The physician programs each device to the unique need of the patient. The ability to create one device that serves many purposes also reduces the overall cost to the patient and to the nation's health care system.

AVX Accelerates Solid State Lighting (SSL) Advances With Technology Leading Wire-to-Board and Board-to-Board Connectors

Emerging SSL / LED Lighting fixtures, called Luminaires, offer many benefits over incandescent, halogen and fluorescent lights, including a substantial energy savings. AVX has introduced several new connectors over the last two years, specifically to meet the challenging miniaturization of interconnect requirements while maintaining long-term reliability. Industry-proven ***Insulation Displacement Connectors*** *(IDC) were redesigned to create a reliable surface mount connector that would provide repeatable discrete wire-to-board termination capabilities to replace hand soldering. AVX developed a complete family of miniaturized board-to-board connectors for linear lighting applications, while maintaining a full 5-amps-per-contact functionality. The entire range of SSL connectors is designed and tested to work in the harsh environmental conditions and continuously elevated temperatures of real-life lighting situations.*

Lighting the Way.

Connector Evolution Focuses on Solid State Lighting

The evolution of **Solid State Lighting** (SSL) is shaping how we will see everything in the future. Technical advances in LED technology are driving this new generation of energy efficient lighting from our home to the work place.

Critical to the packaging of these new light bulbs and fixtures are new interconnect devices which can manage the thermal, electrical and mechanical environments in harsh applications to provide long-term performance and reliability. To achieve this performance, AVX has combined 50 years of proven **Insulation Displacement Connector** (IDC) technology with **Surface Mount Termination** (SMT) to the printed circuit board to provide discrete wire terminations. Tested to automotive levels of shock, vibration and temperature cycling, these industry-proven connectors stand up to the harsh environments of Industrial, Automotive and Solid State Lighting applications to connect the LED Board or Light Engine together with a "Gas Tight" connection. Positive strain reliefs have passed testing up to 50g's of shock, again making this a very simple yet robust connector system.







Taming Lightning and Laptops.
AVX On-Board for Today's Airliners.

The site of a lightning bolt can be awe inspiring, unless you see it from the window of your commercial airliner seat. Thanks to AVX Switch Mode Power Supplies, today's airliners can take a lightning strike – and keep flying. This accomplishment is extraordinarily impressive for many reasons.



First, today's commercial airliner is increasingly controlled by electronic devices, rather than mechanical links. These avionics help control the flight's direction and altitude as well as the flaps and engine.

Taming the lightning beast was not an easy task. A bolt of lightning can travel at speeds of 130,000 mph and can be hot enough to turn sand into glass. A typical lightning bolt contains 1 billion volts with 10,000-200,000 amperes of current. The average flash would power a 100-watt light bulb for 3 months. **Electromagnetic Interference** (EMI) could interfere with everything from the plane's altitude, speed and direction to the cabin lighting or the video the passengers are viewing at 30,000 feet.

By merging two existing technologies, one protecting against transients along with high-voltage filtering capacitors, this new device protects the input and output lines for the electronic aircraft signals. One of these devices sits on each of the hundreds of communication lines in a plane. This specialized solution essentially grabs the lightning and dissipates the charge.

New AVX Ceramics Trigger Significant Advancements

This year, AVX expanded its high-voltage surface mount capacitor offerings with smaller case sizes, higher voltage ranges and higher capacitance values. Electronic designers are looking for these features to meet special demands of functionality and circuit density in telecom, communications, military, aerospace, automotive and medical products. AVX has enabled several customers to reduce the case size one or two steps in less than a year. AVX high-voltage capacitors are now available in case sizes ranging from 0805 to 3640 with voltage ratings from 600 Vdc to 5000 Vdc and capacitance values of 10 pF to 0.56 μF.

AVX combines 50 years of proven **Insulation Displacement Connector** technology with Surface Mount termination to the printed circuit card. Tested to automotive levels of shock, vibration and temperature cycling, these industry-proven connectors withstand the harsh environments of Industrial, Automotive and Solid State Lighting applications. The current products accept a broad range of wire sizes: 14-26 AWG as well as both stranded and solid conductors to provide "gas tight" connections. Positive strain reliefs have passed testing up to 50g's of shock, again making this a very simple yet robust connector system.

ENABLING SAFER AVIATION

This breakthrough is just part of the overall AVX solution for Avionics Grade Power supplies. In the same control and power system, there will be a host of high reliability ceramics, as well as AVX's latest addition to the power portfolio – wet tantalum capacitors. AVX has developed an innovative design that achieves a higher capacitance value versus that of our competitors.

The ability to protect against lightning strikes is just part of the EMI challenge facing commercial aircraft. Today's airline passengers can often be found tapping on their laptops, playing games on their phones, checking email on their PDAs or listening to music on their MP3 players. Each of these devices emits electromagnetic waves. This EMI is not as powerful as lightning, but still holds the possibility of confusing the signals that control speed, direction and altitude. Thanks to AVX parts repelling and dissipating aberrant electromagnetic interference, passengers have a safer more pleasant flight.








ENABLING
CONNECTIVITY

The Shortest Distance Between Two Points May No Longer Be a Straight Line.

For decades communication – both wired and wireless, by radio or telephone – was largely point-to-point. The straighter the line, the faster the communication. However, reception on the other end wasn't always clear.

Today, people expect crystal clear pictures and conversations, regardless of the distance. Millions of people are simultaneously making phone calls and your TV has hundreds of channels. Signals often travel through bundles of fiber optic cables that amplify a voice, video or digital signal with repeaters. If one of the cables is having a signal problem, equipment automatically switches to a different cable route. A phone call from the United States to Germany may actually be routed through southern Africa and up through the Mediterranean.



It seems instantaneous, because some AVX parts connect segments of the route, while others help control power in the amplifiers and ward off unwanted interference. It's not as glamorous as AVX's role in the International Space Station, but infrastructure unseen by the consumer is a critical piece of daily personal and business communication.

To meet future demand, even more efficient means of transmission and redundant systems will be needed – all using AVX parts. One analyst is predicting that by 2013, mobile phones will be the dominant tool to access the Web, surpassing "real computers." Even today's smart phones are prompting networks to beef up their infrastructure capacity, so that they can handle the messages, social media updates, images and videos from today's proliferating communication devices create an ever-growing role for AVX.

Lowest ESR Ratings in the Industry in Smaller C Case Size With AVX New TPS Series Tantalum Capacitors

Previously only available in D Case sizes, the new low ESR tantalum capacitor (330 µF/6.3 Vdc) is now available in the smaller C case. TPS Series capacitors are used for smoothing and filtering 3.3V power rails, a common output voltage of DC/DC converters. It is also used for battery support in handheld devices, where size is a key design requirement. Reducing case size also generates cost-savings – a high priority in price-sensitive market segments.



Size comparison of ESR tantalum capacitor and new TPS series capacitor.








AVX
A Kyocera Group Company

Worldwide Manufacturing Locations

01 Sun Valley, California
02 Colorado Springs, Colorado
03 Juarez, Mexico
04 San Salvador, El Salvador
05 Olean, New York
06 Huntington Station, New York
07 Biddeford, Maine
08 Conway, South Carolina
09 Myrtle Beach, South Carolina
10 Jacksonville, Florida
11 Coleraine, Northern Ireland
12 Saint Apollinaire, France
13 Betzdorf, Germany
14 Lanskroun, Czech Republic
15 Uherske Hradiste, Czech Republic
16 Jerusalem, Israel
17 Penang, Malaysia
18 Tianjin, China


01
02
03
04
05
06
07
08
09
10

AVX Sales Channels (OEM 50%, Distribution 40%, EMS 10%)

Customer Segments

- Computers 15%
- Telecom 14%
- Industrial 14%
- Wireless 14%
- Automotive 13%
- Consumer 11%
- Medical 8%
- Defense 7%
- Networking 4%

Product Categories

- Passive Components 62%
  - Advanced Products 28%
  - Tantalum 22%
  - Ceramics 12%
- Kyocera Resale Components 26%
- AVX and KEC Resale Connectors 12%



Board of Directors

John S. Gilbertson[4]
Chairman of the Board
AVX Corporation

Kazuo Inamori[4]
Chairman Emeritus of the Board
Kyocera Corporation

Donald B. Christiansen[1,5]
Retired

David DeCenzo[1,3,5]
President,
Coastal Carolina University

Kensuke Itoh[2,3,4]
Kyocera Corporation

Makoto Kawamura[2,3,4]
Kyocera Corporation

Tetsuo Kuba[2,3,4]
Kyocera Corporation

Rodney Lanthorne[4]
Kyocera Corporation

Tatsumi Maeda
Kyocera Corporation

Joseph Stach[1,2,3,5]
Retired


11
12
13
14
15
16
17
18

Corporate Officers

John S. Gilbertson
Chief Executive Officer and President

C. Marshall Jackson
Executive Vice President of Sales and Marketing

Peter Venuto
Vice President of Sales

Carl Eggerding
Vice President, Chief Technology Officer

Kurt Cummings
Vice President, Chief Financial Officer, Treasurer and Secretary

Keith Thomas
Vice President, President of Kyocera Electronic Devices

Peter Collis
Vice President of Tantalum Products

John Sarvis
Vice President of Ceramic Products

John Lawing
Vice President of Advanced Products

Stock Exchange

AVX's common stock is traded on the New York Stock Exchange (symbol: AVX).

Stock Transfer Agent and Registrar

The American Stock Transfer and Trust Company
1-800-937-5449 (Shareholders Services)
www.amstock.com

Written shareholder correspondence and requests for transfers should be sent to:

The American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038

Investor Questions

Investment questions from security analysts, portfolio managers and shareholders about AVX, and requests for a copy of AVX's Annual Report on Form 10-K for the fiscal year ended March 31, 2010, filed with the Securities and Exchange Commission, should be directed to:

Investor Relations

AVX Corporation
1 AVX Boulevard
Fountain Inn, South Carolina 29644
Telephone (864) 967-2150
FAX (864) 967-9384
www.avx.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta, Georgia 30309-3851

[1] Audit Committee
[2] Compensation Committee
[3] Equity Compensation Committee
[4] Executive Committee
[5] Special Advisory Committee




AVX
A Kyocera Group Company

Greenville, South Carolina

[AVX.com]

SEC Mail Processing
Section

JUN 1 1 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **March 31, 2010**

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to________

Commission File Number: 1-7201

AVX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	33-0379007
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
1 AVX Boulevard Fountain Inn, South Carolina	29644
(Address of principal executive offices)	(Zip Code)

(864) 967-2150
(Registrant's telephone number, including area code)

Securities registered Pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[X]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

Based on the closing sales price of $11.93 on September 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant as of that date was $577,942,312.

As of May 3, 2010, there were 170,128,986 shares of the registrant's common stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2010 Annual Meeting of Stockholders, which will be filed within 120 days of March 31, 2010, are incorporated by reference into Part III.

TABLE OF CONTENTS

Part I		Page
Item 1.	Business	3
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	16
Item 2.	Properties	16
Item 3.	Legal Proceedings	17
Item 4.	Removed and Reserved	17
Part II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	Selected Financial Data	21
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	33
Item 8.	Financial Statements and Supplementary Data	33
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	34
Item 9A.	Controls and Procedures	34
Item 9B.	Other Information	34
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	35
Item 11.	Executive Compensation	35
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	35
Item 13.	Certain Relationships and Related Transactions, and Director Independence	35
Item 14.	Principal Accounting Fees and Services	35
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	35
Signatures		37

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The following discussion and analysis should be read in conjunction with the consolidated financial statements, including the notes thereto, appearing elsewhere herein. Statements in this Annual Report on Form 10-K that reflect projections or expectations of future financial or economic performance of AVX Corporation, and statements of the Company's plans and objectives for future operations, including those contained in "Business", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Quantitative and Qualitative Disclosures about Market Risk", or relating to the Company's outlook for fiscal 2011 overall volume and pricing trends, end market demands, cost reduction strategies and their anticipated results, and expectations for research, development and capital expenditures, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "expects", "anticipates", "approximates", "believes", "estimates", "intends" and "hopes" and variations of such words and similar expressions are intended to identify such forward-looking statements. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to the other factors noted with such forward-looking statements and in "Risk Factors" in this Annual Report on Form 10-K, include: general economic conditions in the Company's market, including inflation, recession, interest rates and other economic factors; casualty to or other disruption of the Company's facilities and equipment; potential environmental liabilities; and other factors that generally affect the business of manufacturing and supplying electronic components and related products. AVX Corporation does not undertake to update or revise any forward-looking statement contained in this Annual Report on Form 10-K to reflect new events or circumstances unless and to the extent required by applicable law.

PART I

Item 1. Business

General

AVX Corporation (together with its consolidated subsidiaries, "AVX" or the "Company") is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and related products. Virtually all types of electronic devices use our passive component products to store, filter or regulate electric energy.

Our passive electronic component products include ceramic and tantalum capacitors, film capacitors, varistors, filters and other components manufactured in our facilities throughout the world and passive components manufactured by Kyocera Corporation of Japan ("Kyocera"), a public company and our majority stockholder which owns approximately 72% of our outstanding common stock. We also manufacture and sell electronic connectors and inter-connect systems and distribute and sell certain electronic connectors manufactured by Kyocera.

We are organized by product line with five main product groups. Our reportable segments are based on the types of products from which we generate revenues. We have three reportable segments: Passive Components, Kyocera Electronic Devices ("KED Resale") and Connectors. The product groups of Ceramic Components, Advanced Components and Tantalum Components have been aggregated into the Passive Component reportable segment. Segment revenue and profit information is presented in Note 15 to the consolidated financial statements. The Passive Components segment consists primarily of surface mount and leaded ceramic capacitors, RF thick and thin film components, tantalum capacitors, film capacitors, ceramic and film power capacitors, super capacitors, EMI filters, thick and thin film packages, varistors, thermistors, inductors and resistive products. The KED Resale segment consists primarily of ceramic capacitors, frequency control devices, SAW devices, sensor products, RF modules, actuators, acoustic devices and connectors produced by Kyocera, and resold by AVX. The Connectors segment consists primarily of AVX Interconnect (formerly Elco) automotive, telecom and memory connectors manufactured by AVX. In addition, we have a corporate administration group consisting of finance and administrative activities and a separate research and development group.

Our customers are multi-national original equipment manufacturers, or OEMs, independent electronic component distributors and electronic manufacturing service providers, or EMSs. We market our products through our own direct sales force and independent manufacturers' representatives, based upon market characteristics and demands. We coordinate our sales, marketing and manufacturing organizations by strategic customer account and globally by region.

We sell our products to customers in a broad array of industries, such as telecommunications, information technology hardware, automotive electronics, medical devices and instrumentation, industrial instrumentation, defense and aerospace electronic systems and consumer electronics.

Our principal strategic advantages include:

Creating Technology Leadership. We have research and development locations in the United States, United Kingdom, Czech Republic, France and Israel. We have developed numerous new products during fiscal 2010 and won several awards that recognize our technology leadership. These new products add to the broad product line we offer to our customers. Due to our broad product offering, none of our products individually represent a material portion of our revenues. Our scientists are working to develop product solutions to the challenges facing our customers as consumers and business demand more advanced electronic solutions to manage their everyday lives and businesses. Our engineers are continually working to enhance our manufacturing processes to improve capability, capacity and yield, while continuing to reduce manufacturing costs.

Providing a Broad Product Line. We believe that the breadth and quality of our product line and our ability to quickly respond to our customers' design and delivery requirements make us the provider of choice for our multi-national customer base. We differentiate ourselves by providing our customers with a substantially complete passive component solution. We market five families of products: ceramic products, tantalum products, advanced products, Kyocera manufactured passive products and connector devices. This broad array allows our customers to streamline their purchasing and supply organization.

Maintaining the Lowest Cost, Highest Quality Manufacturing Organization. We have invested approximately $144 million over the past three fiscal years to upgrade and enhance our worldwide manufacturing capabilities, with respect to the manufacture of ceramic, tantalum and advanced components as well as connector devices. In order to continually reduce the cost of production, our strategy has included the transfer to and expansion of manufacturing operations in countries such as China, El Salvador, Malaysia, Mexico and the Czech

Republic.

Globally Coordinating our Marketing and Manufacturing Facilities. We believe that our global presence is an important competitive advantage as it allows us to provide quality products on a timely basis to our multi-national customers. We provide enhanced services and responsiveness to our customers by maintaining significant manufacturing operations in locations where we market the majority of our products. Our 19 manufacturing facilities are located in 10 different countries around the world. As our customers continue to expand their global production capabilities, we are ideally situated to meet their design and supply requirements.

Products

We offer an extensive line of passive components designed to provide our customers with "one-stop shopping" for substantially all of their passive component needs. Passive components do not require power to operate. These components adjust and regulate voltage and current, store energy and filter frequencies. Sales of Passive Components represented approximately 62% of our net sales in fiscal 2010. KDP and KKC Resale represented approximately 26%, and Connectors, including KEC Resale Connectors, represented approximately 12% of our net sales in fiscal 2010. The table below presents revenues for fiscal 2008, 2009 and 2010 by product group. Financial information concerning our Passive Components, KED Resale, Connectors and Research and Development segments is set forth in Note 15 to the consolidated financial statements elsewhere herein.

	Years Ended March 31,		
Sales revenue (in thousands)	**2008**	**2009**	**2010**
Ceramic Components	$ 211,759	$ 165,740	$ 155,059
Tantalum Components	312,761	268,326	280,991
Advanced Components	433,646	434,039	369,811
Total Passive Components	958,166	868,105	805,861
KDP and KKC Resale	468,186	354,258	338,701
KEC Resale Connectors	86,531	76,209	73,973
Total KED Resale	554,717	430,467	412,674
Connectors	106,392	91,041	86,431
Total Revenue	$ 1,619,275	$ 1,389,613	$ 1,304,966

Passive Components

We manufacture a full line of multi-layered ceramic and solid tantalum capacitors in many different sizes and configurations. Our strategic focus on the growing use of passive components is reflected in our investment of approximately $129.4 million in facilities and equipment used to manufacture passive components during the past three fiscal years. We believe that sales of passive components will continue to be among the most rapidly growing in the worldwide capacitor market because technological advances have been constantly expanding the number and type of applications for these products.

Tantalum and ceramic capacitors are commonly used in conjunction with integrated circuits and are best suited for applications requiring low to medium capacitance values. Capacitance is the measure of the capacitor's ability to store electric energy. Generally, ceramic capacitors are more cost-effective at lower capacitance values, and tantalum capacitors are more cost-effective at medium capacitance values. The net sales of tantalum and ceramic capacitors accounted for approximately 54% of our passive component net sales in fiscal 2010.

We also offer a line of advanced passive component products to fill the special needs of our customers. Our family of passive components also includes film capacitors, high energy/voltage power capacitors and varistors. Our advanced products engineers work with some customers' in-house technical staffs to design, produce, and manufacture customized products to meet the specifications of particular applications. The manufacture of custom products permits us, through our research and development activities, to make technological advances, provide customers with design solutions to fit their needs, gain a marketing inroad with the customer with respect to our complete product line, and, in some cases, develop products that can be sold to additional customers in the future. Sales of advanced products accounted for approximately 46% of passive component net sales in fiscal 2010.

KED Resale

We have a non-exclusive license to distribute and sell certain Kyocera manufactured electronic component and connector products to certain customers and in certain territories outside of Japan. Our distribution and sale of certain Kyocera products broadens our range of products and further facilitates our ability to offer "one-stop shopping" for our customers' electronic components needs. The Kyocera

KDP and KKC electronic components we sell include ceramic capacitors, RF modules, frequency control devices, SAW devices, sensor products, actuators, and acoustic devices. Resale product sales also include connectors manufactured by Kyocera. Sales of these products accounted for approximately 32% of net sales in fiscal 2010.

Connectors

We manufacture and sell high-quality electronic connectors and inter-connect systems for use in the telecommunications, information technology hardware, automotive electronics, medical device, defense and aerospace industries. Our product lines include a variety of industry-standard connectors as well as products designed specifically for our customers' unique applications. We produce fine pitch connectors used in portable devices such as smart phones, other cell phones, notebook computers, GPS, and other hand held devices. In addition, we offer specialty connectors designed to address customer specific applications across a wide range of products and end markets. An expanding portion of the electronics market for AVX connectors over the past three years is the automotive market with applications throughout a vehicle including engine control, transmission control, audio, brakes, and the quickly evolving stability and safety control system. We have invested approximately $11.2 million in facilities and equipment over the past three years as we continue to focus on new product development and enhance our production capabilities for our Connector business. Approximately 46% of combined manufactured and resale connector net sales in fiscal 2010 consisted of connectors manufactured by Kyocera.

Marketing, Sales and Distribution

We place a high priority on solving customers' electronic component design challenges and responding to their needs. To better serve our customers we frequently designate teams consisting of marketing, research and development and manufacturing personnel to work with customers to design and manufacture products to suit their specific requirements. Costs related to these activities are expensed as incurred.

Approximately 31%, 24% and 45% of our net sales for fiscal 2010 were generated at our locations in the Americas, Europe and Asia, respectively. Financial information for these geographic regions is set forth in Note 15 to our consolidated financial statements elsewhere herein. A discussion of risks associated with our foreign operations can be found in "Risk Factors" herein.

Our products are marketed worldwide by our own dedicated direct sales personnel that serve our major OEM and EMS customers. We also have a large network of independent electronic component distributors and independent manufacturers' representatives who sell our products throughout the world. We have regional sales and design application personnel in strategic locations to provide technical and sales support for independent manufacturers' representatives and independent electronic component distributors. We believe that this combination of sales channels provides a high level of market penetration and efficient coverage of our customers on a cost-effective basis.

Our products are used in a wide variety of applications by numerous customers. Our products are sold directly to OEMs, EMSs and through manufacturing representatives and independent electronic component distributors. In order to maximize our sales opportunities, our engineering and sales teams maintain close relationships with OEM, EMS and electronic component distributor customers. Our largest customers vary from year to year, and no customer has a long-term commitment to purchase our products. No single customer has accounted for more than 10% of net sales in the fiscal years ended March 31, 2008, 2009 and 2010. Because we are a supplier to several significant manufacturers in the broad based electronic devices industries and because of the cyclical nature of these industries, the significance of any one customer can vary from one period to the next.

We also have qualified products under various specifications approved and monitored by the United States Defense Electronic Supply Center (DSCC) and European Space Agency (ESA), and approved under certain foreign military specifications.

Typically, independent electronic component distributors handle a wide variety of products and fill orders for many customers. The sales terms under non-exclusive agreements with independent electronic component distributors may vary by distributor, and by geographic region. In the United States, Europe and Asia, such agreements may include stock rotation and ship-from-stock and debit ("ship and debit") programs. Stock rotation is a program whereby distributors are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage, primarily limited to 5%, of the previous six months net sales. In the United States, we may use a ship and debit program under which pricing adjustments may be granted by us to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment for a specific part for a sale to the distributor's end customer from the distributor's stock. In addition, certain agreements with distributors may include special incentive discounts based on amount of product ordered or shipped. Our agreements with independent electronic component distributors generally also require that we repurchase qualified inventory from the distributor in the event that we terminate the distributor agreement or discontinue a product offering.

We had a backlog of orders of approximately $252 million at March 31, 2008, $159 million at March 31, 2009 and $292 million at March 31, 2010. Firm orders, primarily with delivery dates within six months of order placement, are included in backlog. Many of our customers encounter uncertain and changing demand for their products. Customer provided forecasts of product usage are not included in backlog. If demand falls below customers' forecasts, or if customers do not effectively control their inventory, they may cancel or reschedule their shipments that are included in our backlog, in many instances without any penalty. Backlog fluctuates from year to year due, in part, to changes in customer inventory levels, changes to consignment inventory arrangements, order patterns and product delivery lead times in the industry. Accordingly, the backlog outstanding at any time is not necessarily indicative of the level of business to be expected in any ensuing period since many orders are placed and delivered within the same period. In addition, the increased use of vendor managed inventory and similar consignment type arrangements tend to limit the significance of backlog as orders from these arrangements are not typically reflected in backlog.

Research, Development and Engineering

Our emphasis on research and development is evidenced by the fact that most of our manufactured products and manufacturing processes have been designed and developed by our own engineers and scientists. A 60,000 square-foot facility in Myrtle Beach, South Carolina is dedicated to research and development and provides centralized coordination of our global research and development efforts. We also maintain research and development staffs at other facilities located in the United States, United Kingdom, Czech Republic, Israel and France.

Our research and development effort and also operational level engineering effort place a priority on the design and development of innovative products and manufacturing processes and engineering advances in existing product lines and manufacturing operations. Other areas of emphasis include material synthesis and the integration of passive components for applications requiring reduced size and lower manufacturing costs associated with board assembly. Research, development and engineering expenditures were approximately $35 million, $31 million and $25 million during fiscal 2008, 2009 and 2010, respectively. The level of such spending can fluctuate as new products are transferred to full scale production and process enhancements are implemented.

We own United States patents as well as corresponding patents in various other countries, and also have patent applications pending, although patents are not in the aggregate material to the successful operation of our business. For discussion regarding our license arrangement with Kyocera, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Relationship with Kyocera and Related Transactions."

Raw Materials

Although most materials incorporated in our products are available from a number of sources, certain materials (particularly tantalum from Australia and China and palladium from Russia and South Africa) are available only from a relatively limited number of suppliers. We have informed our suppliers of tantalum materials not to use material sourced from the Democratic Republic of Congo due to environmental, wildlife and humanitarian concerns, and to our knowledge we have not used any material from that location.

The costs of our products are influenced by a wide variety of raw materials, including tantalum and other metals such as platinum, palladium, silver, nickel, gold and copper used in our manufacturing processes. The cost of these materials is subject to price fluctuation and many have risen significantly during the past few years. In general, increases in the cost of raw materials may be offset by selling price increases, productivity improvement and cost savings programs, but that is not always the case.

We are a major consumer of the world's annual production of tantalum. Tantalum powder and wire are principal materials used in the manufacture of tantalum capacitor products. These materials are purchased from suppliers in various parts of the world at prices that are subject to periodic adjustment and variations in the market. The tantalum required to manufacture our products has generally been available in sufficient quantity. The limited number of tantalum material suppliers that process tantalum ore into capacitor grade tantalum powder has led to higher prices during periods of increased demand.

Competition

Markets for our products are highly competitive. We encounter aggressive and able competition in our various product lines from both domestic and foreign manufacturers. Competitive factors in the markets include product quality and reliability, breadth of product line, customer service, technological innovation, global production presence, timely delivery and price. We believe we are competitively positioned on each of these factors. The breadth of our product offering enables us to strengthen our market position by providing customers with one of the broadest selections of passive electronic components and connector products available from any one source.

Our major competitors for passive electronic components are Murata Manufacturing Company Ltd, TDK Corporation, KEMET Corporation, NEC Corporation, EPCOS AG, Yageo Corporation, Taiyo Yuden Co. Ltd., Samsung Electro-Mechanics and Vishay Intertechnology, Inc. Our major competitors for certain electronic connector products are Tyco Electronics, Molex Incorporated and Erni Electronics. There are many other companies that produce products in the markets in which we compete.

Employees

As of March 31, 2010, we employed approximately 10,600 full-time employees. Approximately 1,800 of these employees are employed in the United States. Of the employees located in the United States, approximately 500 are covered by collective-bargaining arrangements. In addition, some foreign employees are members of trade and government-affiliated unions. Our relationship with our employee union groups is generally good. However, no assurance can be given that, in response to changing economic conditions and the Company's actions, labor unrest or strikes will not occur.

Environmental Matters

We are subject to federal, state and local laws and regulations concerning the environment in the United States and to the environmental laws and regulations of the other countries in which we operate. These regulations include limitations on discharges into air and water; remediation requirements; chemical use and handling restrictions; pollution control requirements; waste minimization considerations; and hazardous materials transportation, treatment and disposal restrictions. If we fail to comply with any of the applicable environmental regulations we may be subject to fines, suspension of production, alteration of our manufacturing processes, sales limitations, and criminal and civil liabilities. Existing or future regulations could require us to procure expensive pollution abatement or remediation equipment, to modify product designs or to incur expenses to comply with environmental regulations. Any failure to control the use, disposal or storage, or adequately restrict the discharge of hazardous substances could subject us to future liabilities and could have a material adverse effect on our business. Based on our periodic reviews of the operating policies and practices at all of our facilities, we believe that our operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations and that the cost of continuing compliance will not have a material effect on our financial condition or results of operations.

We have been identified by the United States Environmental Protection Agency ("EPA"), state governmental agencies or other private parties as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or equivalent state or local laws for clean-up and response costs associated with seven sites at which remediation is required. Because CERCLA has been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At two of the seven sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. We believe that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve our liability at each of the sites at which we have been named a PRP by the EPA, we have entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. We have paid, or reserved for, all reasonably estimable amounts required under the terms of these orders and decrees corresponding to our apportioned share of the liabilities. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions during clean-up or substantial cost overruns for the chosen remedy. The existence of these reopener provisions, combined with the difficulties of reliably estimating clean-up costs and the joint and several nature of CERCLA liability, makes it difficult to predict the ultimate liability at any site with certainty.

In July 2007, we received oral notification from the EPA, and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. In 1991, in connection with that consent decree, we paid $66.0 million, plus interest, toward the environmental conditions at, and remediation of, the harbor in settlement with the EPA and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed $130.5 million. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately $318.5 million. We have not yet completed an investigation of the monies spent or available defenses in light of the notification. We have also not yet determined whether or to what extent other parties may bear responsibility for these costs. On April 1, 2008, the EPA indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. We anticipate further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts. We are investigating the claim as well as potential defenses and other actions, including the engagement of environmental engineering consultants to study and analyze documentation made, or to be made, available by the EPA with respect to the site. The potential impact of this matter on our financial position, results of operations and cash flows cannot be determined at this time.

On June 2, 2006, we received a "Confirmation of Potential Liability; Demand and Notice of Decision Not to Use Special Notice Procedures" dated May 31, 2006 from the EPA with regard to $1.6 million (subsequently modified to $0.9 million) of past costs, as well as future costs for environmental remediation, related to the purported release of hazardous substances at an abandoned facility referred to as the "Aerovox Facility" (the "Facility"), located at 740 Belleville Avenue, New Bedford, Massachusetts. Aerovox Corporation, a predecessor of AVX, sold this Facility to an unrelated third party in 1973. A subsequent unrelated owner, Aerovox Inc., the last manufacturer to own and operate in the Facility, filed for bankruptcy in 2001 and abandoned the Facility. We have had numerous meetings with the EPA, the Massachusetts Department of Environmental Protection and the City of New Bedford regarding the potential environmental remediation of the Facility and the assignment of responsibility among the parties. Tentative agreements between EPA, the Commonwealth of Massachusetts, the City of New Bedford, and AVX are now in place setting forth the nature of the remedy, the allocation of financial responsibility, and the schedule for remediation. Based on our own estimate of remediation costs, we have accrued $18.2 million in the quarter ended March 31, 2009 (which amount is included in the $19.7 million reserved as of March 31, 2010 for potential CERCLA liability as discussed below) as an estimate of our potential liability related to performance of certain environmental remediation actions at the Facility. This accrual assumes the anticipated performance of certain remedial actions by the other parties. Our accrual represents the estimate of our costs to remediate; however, until all public comment periods have expired and EPA has reviewed such comments, the agreements are finalized, and the remediation is complete, we can not be certain there will be no additional costs.

Recently, AVX was named as a third party defendant in a case filed in Massachusetts Superior Court captioned *DaRosa v. City of New Bedford.* This case relates to a former disposal site in the City of New Bedford located at Parker Street. The City asserts that AVX, inter alia, contributed to that site. We intend to defend vigorously the claims that have been asserted in this lawsuit. At this early stage of the litigation, there has not been a determination as to responsible parties or the amount, if any, of damages. Accordingly, the potential impact of the case on our financial position, results of operations, and cash flows cannot be determined at this time.

In September 2007, we received notice from Horry Land Company, the owner of property adjacent to our South Carolina factory, that Horry Land Company's property value had been negatively impacted by alleged migration of certain pollutants from our property and demanding $5.4 million in compensatory damages, exclusive of costs that have not been determined. We investigated the allegations and determined that the demanded payment was not justified and that issues of liability, among other issues, exist under environmental laws. As a result, in October 2007, we filed a declaratory judgment action in United States District Court for the District of South Carolina under the CERCLA and the Federal Declaratory Judgment Act, seeking a declaration that the Company is not liable for the property damages claimed by Horry Land Company and for a determination and allocation of past and future environmental response costs. Horry Land Company has asserted its claims in this suit and it is now proceeding. In addition, two other suits have been filed against the Company relating to the same contamination. One suit was filed in the South Carolina State Court on November 27, 2007 by certain individuals seeking certification as a class action which has not yet been determined. The other suit is a commercial suit filed on January 16, 2008, currently pending in South Carolina State Court, by John H. Nance and JDS Development of Myrtle Beach, Inc. AVX has also sought to join the United States Air Force as a potentially responsible party. We intend to defend vigorously the claims that have been asserted in the three related lawsuits. At this early stage of the litigation, there has not been a determination as to responsible parties or the amount, if any, of damages. With respect to the related environmental assessment, we are in the process of a feasibility study to evaluate possible remedies and at this stage have not been able to determine what measures may have to be undertaken or the likely costs of any such measures. Accordingly, the potential impact of either the lawsuits or the remediation on our financial position, results of operations, and cash flows cannot be determined at this time.

We currently have reserved approximately $19.7 million at March 31, 2010 related to these matters. Except for the matters discussed above, while no assurance can be given, we do not believe that any additional costs to be incurred by AVX at any of the sites will have a material adverse effect on our financial condition, results of operations or cash flows.

We also operate on sites that may have potential future environmental issues as a result of activities at sites during AVX's long history of manufacturing operations or prior to the start of operations by AVX. Even though we may have rights of indemnity for such environmental matters at certain sites, regulatory agencies in those jurisdictions may require us to address such issues. Once it becomes probable that we will incur costs in connection with remediation of a site and such costs can be reasonably estimated, we establish reserves or adjust our reserves for our projected share of these costs. A separate account receivable is recorded for any indemnified costs.

We are not involved in any pending or threatened proceedings that would require curtailment of our operations. We continually expend funds to ensure that our facilities comply with applicable environmental regulations. While we believe that we are in material compliance with applicable environmental laws, we cannot accurately predict future developments and do not necessarily have knowledge of all past occurrences on sites that we currently occupy. More stringent environmental regulations may be enacted in the future, and we cannot determine the modifications, if any, in our operations that any such future regulations might require, or the cost of compliance with such regulations. Moreover, the risk of environmental liability and remediation costs is inherent in the nature of our business and, therefore, there can be no assurance that material environmental costs, including remediation costs, will not arise in the future.

Company Information and Website

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

In addition, our Company website can be found on the Internet at www.avx.com. Copies of each of our filings with the SEC on Form 10-K, Form 10-Q and Form 8-K, and all amendments to those reports, can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC. To view the reports from our website, go to "Corporate Information", then "Investor Relations", then "Financial Reports".

The following corporate governance related documents are also available free on our website:

- Code of Business Conduct and Ethics
- Code of Business Conduct and Ethics Supplement Applicable to the Chief Executive Officer, Chief Financial Officer, Controllers and Financial Managers
- Corporate Governance Guidelines
- Audit Committee Charter
- Contact the Board – Whistleblower and Ethics Hotline Procedures

To review these documents, go to our website, click on "Corporate Information", then on "Corporate Governance".

Executive Officers of the Registrant

Our executive officers are elected annually by our Board of Directors or, in some cases, appointed in accordance with our bylaws and each officer holds office until the next annual election of officers or until a successor has been duly elected and qualified, or until the officer's death or resignation, or until the officer has otherwise been removed in accordance with our bylaws. The following table provides certain information regarding the executive officers of the Company as of March 31, 2010:

Name	Age	Position
John S. Gilbertson	66	Chief Executive Officer and President
C. Marshall Jackson	61	Executive Vice President of Sales and Marketing
Peter Venuto	57	Vice President of Sales
Carl L. Eggerding	60	Vice President, Chief Technology Officer
Kurt P. Cummings	54	Vice President, Chief Financial Officer, Treasurer and Secretary
Keith Thomas	56	Vice President, President of Kyocera Electronic Devices
Peter Collis	58	Vice President of Tantalum Products
John Sarvis	60	Vice President of Ceramic Products
John Lawing	59	Vice President of Advanced Products

John S. Gilbertson

Chief Executive Officer since 2001. President since 1997. Chief Operating Officer from 1994 until 2001 and a member of the Board since 1990. Executive Vice President from 1992 to 1997, Senior Vice President from 1990 to 1992 and employed by the Company since 1981. Managing Director of Kyocera since 1999. Director of Kyocera since 1995. Member of the Board of Directors of Kyocera International, Inc., a United States subsidiary of Kyocera, since 2001.

C. Marshall Jackson

Executive Vice President of Sales and Marketing since 2000. Senior Vice President of Sales and Marketing from 1994 to 2000. Vice President of Sales and Marketing from 1990 to 1994. Various sales, marketing and operational positions with the Company since 1969.

Peter Venuto

Vice President of Sales since 2009. Vice President of North American and European Sales from 2004 to 2009. Vice President of North American Sales from 2001 to 2004. Divisional Vice President of Strategic Accounts from 1998 until 2000. Director of Strategic Accounts from 1990 until 1997. Director of Business Development from 1987 until 1989. Employed by the Company since 1987.

Carl L. Eggerding

Vice President, Chief Technology Officer since 2000. Vice President of Technology from 1997 to 2000. Employed by the Company since 1996. Prior to 1996, employed by IBM as Director of Development for Organic Packaging Technology.

Kurt P. Cummings

Vice President, Chief Financial Officer, and Treasurer since 2000. Secretary since 1997. Corporate Controller from 1992 to 2000. Prior to 1992, Partner with Deloitte & Touche LLP.

Keith Thomas

Vice President since 2001. President of Kyocera Electronic Devices since 2004. Vice President of Kyocera Developed Products from 2001 to 2004. Divisional Vice President of Kyocera Developed Products from 1992 until 2001. Employed by the Company since 1980.

Peter Collis

Vice President of Tantalum Products since 2001. Plant Manager of Paignton facility from 1998 to 2001. Engineering Manager from 1997 to 1998. Plant Manager of Lanskroun facility from 1996 to 1997. Employed by the Company since 1968.

John Sarvis

Vice President of Ceramic Products since 2005. Divisional Vice President – Ceramics Division from 1998 to 2005. Prior to 1998, held various Marketing and Operational positions. Employed by the Company since 1973.

John Lawing

Vice President of Advanced Products since 2005. Divisional Vice President of Advanced Products from 2002 to 2005 and Divisional Vice President of Leaded Products from 1997 to 2002. Prior to 1997, held positions in Engineering, Technical, Operational and Plant management. Employed by the Company since 1981.

Item 1A. Risk Factors

From time to time, information provided by us, including, but not limited to statements in this report, or other statements made by or on our behalf, may contain "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated.

Our businesses routinely encounter and address risks, some of which will cause our future results to be different – sometimes materially different – than we presently anticipate. Discussion about the important operational risks that our businesses encounter can also be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. We wish to caution the reader that the following important risk factors, and those factors described elsewhere in this report or other documents that we file or furnish to the Securities and Exchange Commission, could cause our actual results to differ materially from those stated in forward-looking statements contained in this document and elsewhere. Below, we have described our current view of certain important strategic risks. These risks are not presented in order of importance or probability of occurrence. Our reactions to material future developments as well as our competitors' reactions to those developments will impact our future results.

We operate in a cyclical business which could result in significant fluctuations in demand for our products

Cyclical changes in our customers' businesses have resulted in, and may in the future result in, significant fluctuations in demand for our products, our unit costs and our profitability. Most of our customers are in cyclical industries. Their requirements for passive components and connectors fluctuate significantly as a result of changes in general economic conditions and other factors. During periods of increasing demand they typically seek to increase their inventory of our products to avoid production bottlenecks. When demand for their products peaks and begins to decline, as has happened in the past, they tend to reduce or cancel orders for our products while they use up accumulated stocks. Business cycles vary somewhat in different geographical regions and customer industries. Significant fluctuations in sales of our products impact our unit manufacturing costs and impact our profitability by making it more difficult for us to predict our production, raw materials and shipping needs. Changes in demand mix, needed technologies and end-use markets may adversely affect our ability to match our products, inventory and capacity to meet customer demand and could adversely affect our operating results and financial condition. We are also vulnerable to general economic events or trends beyond our control, and our sales and profits may suffer in periods of weak demand.

We must consistently reduce costs to remain competitive and to combat downward price trends

To remain competitive and to combat the impact of potential downward price trends we must consistently reduce the total costs of our products. Our industry is intensely competitive, and prices for existing products tend to decrease over their life cycle. To remain competitive, we must achieve continuous cost reductions through process and material improvements. We must also be in a position to minimize our customers' inventory financing costs and to meet their other goals for supply chain management. In addition, as a result of our efforts to streamline manufacturing, logistics operations and enhance operations in low cost labor markets in response to the current economic downturn and reduced needs of the electronic components market, we have incurred restructuring costs in the fiscal year ended March 31, 2010. In addition, we expect to incur additional restructuring costs during the next fiscal year as we continue to respond to global market conditions. The amount of restructuring is difficult to predict in today's volatile economy as we develop actions in response to anticipated market conditions and product demand. If we are unsuccessful in implementing our restructuring and other cost reduction plans, we may experience disruptions in our operations and higher ongoing costs, which may adversely affect our business, financial condition and operating results.

We attempt to improve profitability by operating in countries in which manufacturing costs are lower; but the shift of operations to these regions may entail considerable expense

Our strategy is aimed at achieving significant production cost savings through the transfer to and expansion of manufacturing operations in countries with lower productions costs, such as the Czech Republic, Malaysia, Mexico, China and El Salvador. During this process, we may experience under-utilization of certain plants and factories in higher-cost regions and capacity constraints in plants and factories located in lower-cost regions. This under-utilization may result initially in production inefficiencies and higher costs. These costs also include those associated with compensation in connection with work force reductions and plant closings in the higher-cost regions, and start-up expenses, equipment relocation costs, manufacturing and construction delays, and increased depreciation costs in connection with the initiation or expansion of production in lower-cost regions. In addition, as we implement transfers of certain of our operations we may experience strikes or other types of unrest as a result of lay-offs or termination of our employees in higher-cost countries.

Due to our global operations, we are subject to many laws governing international relations (including but not limited to the Foreign Corrupt Practices Act and the U.S. Export Administration Act), which prohibit improper payments to government officials and restrict where and how we can do business, what information or products we can supply to certain countries, and what information we can provide to a non-U.S. government. Although we have procedures and policies in place that should mitigate the risk of violations of these laws, there is no guarantee that they will be sufficiently effective. If and when we acquire new businesses we may not be able to ensure that the pre-existing controls and procedures meant to prevent violations of the rules and laws were effective and we may not be able to implement effective controls and procedures to prevent violations quickly enough when integrating newly acquired businesses.

We encounter competition in substantially all areas of our business

We compete primarily on the basis of engineering, product quality, price, customer service, and delivery time. Competitors include large, diversified companies, some of which have substantial assets and financial resources, as well as medium to small companies. There can be no assurance that additional competitors will not enter into our existing markets, nor can there be any assurance that we will be able to compete successfully against existing or new competition.

We must continue to develop innovative products to remain competitive

Most of the fundamental technologies used in the passive components industry have been available for a long time. The market is nonetheless typified by rapid changes in product designs and technological advantages allowing for better performance and/or lower cost. New applications are frequently found for existing technologies, and new technologies occasionally replace existing technologies for some applications or open up new business opportunities in other areas of application. Successful innovation is critical for maintaining profitability in the face of potential erosion of selling prices for existing products. To combat downward selling price pressure for our products and to meet market requirements, we must continue to develop innovative products and production techniques. Sustaining and improving our profitability depends a great deal on our ability to develop new products quickly and successfully to customer specifications. Non-customized commodity products are especially vulnerable to price pressure, but customized products have also experienced price pressure in recent years. We have traditionally combated downward pricing trends in part by offering products with new technologies or applications that offer our customers advantages over older products. We also seek to maintain profitability by developing products to our customers' specifications that are not readily available from competitors. Developing and marketing these products requires start-up costs that may not be recouped if those new products or production techniques are not successful. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. If this occurs, we could lose customers and experience adverse effects on our results of operations.

Our operating results are sensitive to raw material availability, quality and cost

Many of our products require the use of raw materials that are available from only a limited number of regions around the world, are available from only a limited number of suppliers or may be subject to significant fluctuations in market prices. Our results of operations may be adversely affected if we have difficulty obtaining these raw materials, our key suppliers experience financial difficulties, the quality of available raw materials deteriorates, or there are significant price increases for these raw materials. For example, the prices for tantalum, platinum, silver, nickel, gold, copper and palladium, raw materials that we use in the manufacture of our products, are subject to fluctuation and have risen significantly in the past. Our inability to recover costs through increased sales prices could have an adverse impact on our results of operations. For periods in which the prices for these raw materials rise, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used. For periods in which margins are declining, we may be required, as has occurred in the past, to write down our inventory carrying cost of these raw materials. Depending on the extent of the difference between market price and our carrying cost, the write-down could have an adverse effect on our results of operations.

From time to time there have been short-term market shortages of raw materials. While these shortages have not historically adversely affected our ability to increase production of products, they have historically resulted in higher raw material costs for us. There can be no assurance that any of these market shortages in the future would not adversely affect our ability to increase production, particularly during periods of growing demand for our products.

Our sales to distribution sales channel customers may fluctuate

Selling products to our customers in the electronic component distribution sales channel has associated risks, including, without limitation, that sales can be negatively impacted on a short-term basis as a result of changes in distributor inventory levels; these changes may be unrelated to the purchasing trends by the end customer. In the past, we have gone through cycles of inventory correction as distributors increase or decrease their supply chain inventories based upon their anticipated market needs and economic conditions.

Our backlog is subject to customer cancellation

We generally do not obtain firm, long-term purchase commitments from our customers. Uncertain economic and geopolitical conditions have resulted in, and may continue to result in some of our customers delaying the delivery of products that we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated. Many of the orders that comprise our backlog may be canceled by our customers without penalty. Our customers may on occasion order components from multiple sources to ensure timely delivery when delivery lead times are particularly long. They may cancel orders when business is weak and inventories are excessive, a situation that we have experienced during periods of economic slowdown. Therefore, we cannot be certain that the amount of our backlog does not exceed the level of orders that will ultimately be delivered. Our results of operations could be adversely impacted if customers cancel a material portion of orders in our backlog.

Our growth strategy may include growth through acquisitions, which may involve significant risks

We may, from time to time, make strategic acquisitions of other companies or businesses as we believe such acquisitions can help to position us to take advantage of growth opportunities. Such acquisitions could introduce significant risks and uncertainties, including risks related to integrating the acquired businesses and achieving benefits from the acquisitions. More particularly, risks and uncertainties of an acquisition strategy could include: (1) difficulties in integrating newly-acquired businesses and operations in an efficient and effective manner; (2) challenges in achieving strategic objectives, cost savings and other benefits from acquisitions; (3) risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets; (4) potential loss of key employees of the acquired businesses; (5) risk of diverting the attention of senior management from our operations; (6) risks of entering new markets in which we have limited experience; (7) risks associated with integrating financial reporting and internal control systems; (8) difficulties in expanding information technology systems and other business processes to accommodate the acquired businesses; and (9) future impairments of goodwill and other intangible assets of an acquired business.

Changes in our environmental liability and compliance obligations may adversely impact our operations

Our manufacturing operations, products and/or product packaging are subject to environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing process, employee health and safety, labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. We also operate on sites that may have potential future environmental issues as a result of activities at sites during the long history of manufacturing operations of AVX or its corporate predecessor, or prior to the start of operations by AVX. Even though we may have rights of indemnity for such environmental matters at certain sites, regulatory agencies in those jurisdictions may require us to address such issues. We establish reserves for specifically identified potential environmental liabilities when the liabilities are probable and can be reasonably estimated. Nevertheless, there can be no assurance we will not be obligated to address environmental matters that could have an adverse impact on our operations. In addition, more stringent environmental regulations may be enacted in the future, and we cannot presently determine the modifications, if any, in our operations that any such future regulations might require, or the cost of compliance with these regulations. In order to resolve liabilities at various sites, we have entered into various administrative orders and consent decrees, some of which may be, under certain conditions, reopened or subject to renegotiation. See "Environmental Matters" in Item 1 elsewhere in this Form 10-K for additional information.

Changes in environmental compliance obligations of critical suppliers may adversely impact our operations

We use significant amounts of electrical energy and processed ores in its production process. The Kyoto Protocol is an international agreement that purports to set binding targets for signatory industrialized countries for reducing greenhouse gas emissions. Further, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change including pending U.S. legislation that if enacted, would limit and reduce greenhouse gas emissions through a "cap and trade" system of allowances and credits, among other provisions. There is also current and emerging regulation in other countries in which we or our customers operate, such as the mandatory renewable energy target in Australia. Any significant, sustained increase in energy costs could result in increases in our capital expenditures, operating expenses, and costs of important raw materials resulting in an adverse effect on our results of operations and financial condition.

The potential physical impacts of climate change on the company's operations are highly uncertain, and will be particular to the geographic circumstances. These effects may adversely impact the cost, production and financial performance of our operations.

Our results may be negatively affected by foreign currency exchange rates

We conduct business in several international currencies through our worldwide operations, and as a result, are subject to foreign exchange exposure due to changes in exchange rates of the various currencies. Volatility in exchange rates can positively or negatively affect our sales, gross margins and retained earnings. In order to minimize the effects of movements in currency exchange rates, we enter into forward exchange contracts to hedge external and intercompany foreign currency transactions. In addition, we attempt to minimize currency exposure risk by producing our products in the same country or region in which the products are sold, thereby generating revenues and incurring expenses in the same currency. There can be no assurance that our approach will be successful, especially in the event of a significant and sudden decline in the value of any of the international currencies of our worldwide operations. We do not engage in purchasing forward exchange contracts for speculative purposes.

Our operating results may be adversely affected by foreign operations

We have significant international operations and our operating results and financial condition could be adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which we operate. International manufacturing and sales are subject to inherent risks, including production disruption by employee union or works council actions, changes in local economic or political conditions, the imposition of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and the exchange rate risk discussed above. Further, we have operations, suppliers, and customers in countries that are in the Pacific Basin which may be more susceptible to certain natural disasters including earthquake, tsunami and typhoon. Although we have operations around the world, a significant natural event could disrupt supply or production or significantly affect the market for some or all of our products. There can be no assurance that these factors will not have an adverse impact on our production capabilities or otherwise adversely affect our business and operating results.

We receive government grants from some countries in which we operate. These grants are intended to promote employment and are generally conditioned on the recipient maintaining certain employment levels. To the extent the number of employees falls below the prescribed employment levels, we could be required to refund all or a portion of the grants received.

Our products are subject to stringent specifications and operating tolerances

All of our products are built to specifications and tested by us for adherence to such specifications before shipment to customers. We warrant that our products will meet such specifications. In the past, we have not incurred significant warranty claims. However, we have seen an increasing trend for claims related to end market product application failures or end-user recall or damage claims related to product defects which could result in future claims that have an adverse impact on our results of operations.

Fluctuations in the market values of our investment portfolio could adversely affect our financial condition and operating results

Although we have not recognized any material losses related to our cash equivalents, short-term investments, available for sale securities, or long-term investments, future declines in the market values of such investments could have an adverse effect on our financial condition and operating results. Given the global nature of our business, we have investments both domestically and internationally. Additionally, a portion of our overall investment portfolio includes investments in the financial sector. If the issuers of such investments default on their obligations or their credit ratings are negatively impacted by liquidity, credit deterioration or losses, financial results, or other factors, the value of our cash equivalents, short-term investments, available for sale securities and long-term investments could decline and have an adverse effect on our financial condition and operating results. In addition, our ability to find investments that are both safe and liquid and that provide a reasonable return may be impaired. This could result in lower interest income and/or higher other-than-temporary impairments.

Credit risk on our accounts receivable could adversely affect our financial condition and operating results

Our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have an adverse effect on our financial condition and operating results.

Counterparty non-performance to derivative transactions could adversely affect our financial condition and operating results

We evaluate the credit qualities of potential counterparties to derivative transactions and only enter into agreements with those deemed to have minimal credit risk at the time the agreements are executed. Our foreign exchange hedge portfolio is diversified across several credit line banks. We carefully monitor the amount of exposure we have with any given bank. We also periodically monitor changes to counterparty credit quality as well as our concentration of credit exposure to individual counterparties. We do not hold or issue derivative financial instruments for trading or speculative purposes. A credit crisis could have an impact on our hedging contracts if our counterparties are forced to file for bankruptcy or are otherwise unable to perform their obligations. If we are required to terminate hedging contracts prior to their scheduled settlement dates, we may be required to recognize losses. In some cases, we have master netting agreements that help reduce the risk of counterparty exposures.

Returns on pension and retirement plan assets and interest rate changes could affect our earnings in future periods

The funding position of our pension plans is impacted by the performance of the financial markets, particularly the equity markets, and the discount rate used to calculate our pension obligations for funding and expense purposes. Recent significant declines in the financial markets have negatively impacted the value of the assets in our defined benefit pension plans. In addition, lower bond yields may reduce our discount rates, resulting in increased pension contributions and expense.

Funding obligations are determined under government regulations and measured each year based on the value of the assets and liabilities on a specific date. If the financial markets do not provide the long-term returns that are expected, we could be required to make larger contributions. The equity markets can be, and recently have been, very volatile, and therefore our estimate of future contribution requirements can change in relatively short periods of time. In a low interest rate environment, the likelihood of higher contributions in the future increases.

We may not generate sufficient future taxable income, which may require additional deferred tax assets valuation allowances

As part of the process of preparing our consolidated financial statements, we are required to estimate our tax assets and liabilities in each of the jurisdictions in which we operate. This process involves management estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included within our consolidated balance sheets. We assess the likelihood that our deferred tax assets will be recoverable as a result of future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

We have recorded valuation allowances due to uncertainties related to our ability to realize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward before they expire. The valuation allowance is based on our estimates of future taxable income over the periods that our deferred tax assets will be recoverable.

We also record a provision for certain international, federal and state tax contingencies based on the likelihood of obligation, when needed. In the normal course of business, we are subject to challenges from U.S. and non-U.S. tax authorities regarding the amount of taxes due. These challenges may result in adjustments of the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. Further, during the ordinary course of business, other changing facts and circumstances may impact our ability to utilize tax benefits as well as the estimated taxes to be paid in future periods. In the event that actual results differ from our estimates, we may need to adjust tax accounts and related payments, which could materially impact our financial condition and results of operations.

If we are unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual tax rates or the time period within which the underlying temporary differences become taxable or deductable, we could be required to increase our valuation allowances against our deferred tax assets resulting in an increase in our effective tax rate and an adverse impact on future operating results.

Liquidity requirements could necessitate transfers of existing cash balances between our subsidiaries which may be subject to restrictions or cause unfavorable tax or earnings consequences

A significant portion of our cash and investment securities are held by international subsidiaries. While we intend to use a significant amount of the cash held overseas to fund our international operations and growth, if we encounter a significant need for liquidity domestically or at a particular location that we cannot fulfill through other internal or external sources, we may experience unfavorable tax and earnings consequences due to cash transfers. These adverse consequences would occur, for example, if the transfer of cash into the United States is taxed and no offsetting foreign tax credit is available to offset the U.S. tax liability, resulting in lower earnings.

Changes in general economic conditions and other factors beyond our control may adversely impact our business

The following factors beyond our control could adversely impact our business:

- A global economic slowdown in any one, or all, of our markets.

- Rapid escalation of the cost of regulatory compliance and litigation.
- Unexpected government policies and regulations affecting us or our significant customers' sales or production facilities.
- Unforeseen regional conflicts or actions, including but not limited to armed conflict and trade wars that could impact our, or our customers' production capabilities.
- Unforeseen interruptions to our business with our significant customers and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions, environmental disruptions or inventory excesses.

We operate in a continually changing business environment and new factors emerge from time to time. Other unknown and unpredictable factors also could have either adverse or positive effects on our future results of operations or financial condition.

Item 1B. Unresolved Staff Comments

Not applicable

Item 2. Properties

Our fixed assets include certain plants and warehouses and a substantial quantity of machinery and equipment, most of which is general purpose machinery and equipment using tools and fixtures and in many instances have automatic control features and special adaptations. Our plants, warehouses, machinery and equipment are in good operating condition and are well maintained. Substantially all of our facilities are in regular use. We consider the present level of fixed assets along with planned capital expenditures as suitable and adequate for our operations in the current business environment. Our capital expenditures for plant and equipment were $70.9 million in fiscal 2008, $44.2 million in fiscal 2009 and $28.9 million in fiscal 2010.

We believe that our facilities are suitable and adequate for the business conducted therein and are being appropriately utilized for their intended purposes. Utilization of the facilities varies based on demand for the products. We continuously review our anticipated requirements for facilities and, based on that review, may from time to time acquire or lease additional facilities and/or dispose of existing facilities.

We conduct manufacturing operations throughout the world. Most of our operations are certified to the ISO 9000 quality standard, a set of fundamental quality system standards developed by the International Organization for Standardization. Some of our facilities are also qualified and registered under the more stringent QS 9000, a comprehensive quality system for continuous improvement developed by the U.S. automotive industry.

Virtually all of our manufacturing, research and development and warehousing facilities could at any time be involved in the manufacturing, sale or distribution of passive components (PC) and connector products (CP). The following is a list of our facilities, their approximate square footage, whether they are leased or owned and a description of their use.

Location	Approximate Square Footage	Type of Interest	Description of Use
UNITED STATES			
Fountain Inn, SC	300,000	Owned	Headquarters/Manufacturing
Myrtle Beach, SC	500,000	Owned	Manufacturing/Research — PC — CP
Myrtle Beach, SC	69,000	Owned	Office/Warehouse — PC — CP
Olean, NY	113,000	Owned	Manufacturing — PC
Jacksonville, FL	100,000	Owned	Manufacturing — PC
Huntington Station, NY	94,000	Owned	Manufacturing/Research— PC
Biddeford, ME	72,000	Owned	Manufacturing — PC
Conway, SC	71,000	Owned	Manufacturing/Office — PC
Atlanta, GA	49,000	Leased	Office/Warehouse — PC — CP
Sun Valley, CA	25,000	Leased	Manufacturing — PC
Colorado Springs, CO	15,000	Owned	Manufacturing — PC
NON U.S.			
Tianjin, China	520,000	Owned	Manufacturing — PC
San Salvador, El Salvador	420,000	Owned	Manufacturing — PC

Saint-Apollinaire, France	322,000	Leased	Manufacturing/Research — PC
Lanskroun, Czech Republic	490,000	Owned	Manufacturing/Warehouse/Research — PC
Lanskroun, Czech Republic	47,000	Leased	Manufacturing/Warehouse — PC
Uherske Hradiste, Czech Republic	276,000	Owned	Manufacturing — PC — CP
Uherske Hradiste, Czech Republic	39,000	Leased	Warehouse — PC
Uherske Hradiste, Czech Republic	26,000	Leased	Manufacturing — CP
Penang, Malaysia	190,000	Owned	Manufacturing — PC
Coleraine, N. Ireland	185,000	Owned	Manufacturing/Research — PC
Betzdorf, Germany	115,000	Owned	Manufacturing — CP
Juarez, Mexico	109,000	Owned	Manufacturing — PC — CP
Jerusalem, Israel	88,000	Leased	Manufacturing/Research — PC
Hong Kong	30,000	Owned	Warehouse/Office — PC — CP

In addition to the foregoing, we own and lease a number of sales offices throughout the world. In the opinion of management, our properties and equipment generally are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

Item 3. Legal Proceedings

In September 2007, we received notice from Horry Land Company, the owner of property adjacent to our South Carolina factory, that Horry Land Company's property value had been negatively impacted by alleged migration of certain pollutants from our property and demanding $5.4 million in compensatory damages, exclusive of costs that have not been determined. We investigated the allegations and determined that the demanded payment was not justified and that issues of liability, among other issues, exist under environmental laws. As a result, in October 2007, we filed a declaratory judgment action in United States District Court for the District of South Carolina under the CERCLA and the Federal Declaratory Judgment Act, seeking a declaration that the Company is not liable for the property damages claimed by Horry Land Company and for a determination and allocation of past and future environmental response costs. Horry Land Company has asserted its claims in this suit and it is now proceeding. In addition, two other suits have been filed against the Company relating to the same contamination. One suit was filed in the South Carolina State Court on November 27, 2007 by certain individuals seeking certification as a class action which has not yet been determined. The other suit is a commercial suit filed on January 16, 2008, currently pending in South Carolina State Court, by John H. Nance and JDS Development of Myrtle Beach, Inc. AVX has also sought to join the United States Air Force as a potentially responsible party. We intend to defend vigorously the claims that have been asserted in the three related lawsuits. At this early stage of the litigation, there has not been a determination as to responsible parties or the amount, if any, of damages. With respect to the related environmental assessment, we are in the process of a feasibility study to evaluate possible remedies and at this stage have not been able to determine what measures may have to be undertaken or the likely costs of any such measures. Accordingly, the potential impact of either the lawsuits or the remediation on our financial position, results of operations, and cash flows cannot be determined at this time.

Recently, AVX was named as a third party defendant in a case filed in Massachusetts Superior Court captioned *DaRosa v. City of New Bedford.* This case relates to a former disposal site in the City of New Bedford located at Parker Street. The City asserts that AVX contributed to that site. We intend to defend vigorously the claims that have been asserted in this lawsuit. At this early stage of the litigation, there has not been a determination as to responsible parties or the amount, if any, of damages. Accordingly, the potential impact of the case on our financial position, results of operations, and cash flows cannot be determined at this time

See "Environmental Matters" in Item 1 elsewhere in this Form 10-K for a discussion of our involvement as a PRP at certain environmental clean-up sites.

We are involved in disputes, warranty and legal proceedings arising in the normal course of business. While we cannot predict the outcome of these proceedings, we believe, based upon a review with legal counsel, that none of these proceedings will have a material impact on our financial position, results of operations, or cash flows. However, we cannot be certain if the eventual outcome and any adverse result in these or other matters that may arise from time to time may harm our financial position, results of operations, or cash flows.

Item 4. Removed and Reserved

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Stock

Our common stock is listed on the New York Stock Exchange and trades under the symbol "AVX". At May 3, 2010, there were approximately 258 holders of record of the Company's common stock. In addition, there were numerous beneficial holders of the common stock, representing persons whose stock is held in nominee or "street name" accounts through brokers. The following table presents the high and low sale prices for our common stock on the New York Stock Exchange and the dividends declared per common share for each quarter for the fiscal years ended March 31, 2010 and March 31, 2009. On May 5, 2010, our Board of Directors declared a $0.045 dividend per share of common stock with respect to the quarter ended March 31, 2010. Future dividends, if any, will be determined by the Company's Board of Directors and may depend on the Company's future profitability and anticipated operating cash requirements.

	Common Stock Price Range				Dividends Declared Per Share	
	2009		2010			
	High	Low	High	Low	2009	2010
First Quarter	$ 13.79	$ 11.22	$ 10.63	9.01	$ 0.0400	$ 0.0400
Second Quarter	11.82	9.71	12.44	9.54	0.0400	0.0400
Third Quarter	10.37	7.10	12.95	11.04	0.0400	0.0400
Fourth Quarter	9.63	7.32	14.42	11.66	0.0400	0.0450

The name, address and phone number of our stock transfer agent and registrar is:

The American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
1-800-937-5449

Stock Performance Graph

The following chart shows, from the end of fiscal year 2005 to the end of fiscal year 2010, changes in the value of $100 invested in each of the Company's common stock, Standard & Poor's 500 Composite Index and a peer group consisting of three companies whose businesses are representative of our business segments. The companies in the peer group are: Kemet Corporation, Vishay Intertechnology, Inc. and EPCOS AG.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
$160
$140
$120
$100
$80
$60
$40
$20
$0
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
AVX Corporation
S&P 500
Peer Group
* Based on initial investment of $100 on March 31, 2005 with dividends reinvested. Fiscal year ending March 31.

Cumulative Total Return

	3/31/05	3/31/06	3/31/07	3/31/08	3/31/09	3/31/10
AVX-NYSE	$ 100	$ 146	$ 127	$ 108	$ 78	$ 123
S & P 500	$ 100	$ 112	$ 125	$ 119	$ 73	$ 110
Peer Group	$ 100	$ 117	$ 109	$ 68	$ 22	$ 67

Purchases of Equity Securities by the Issuer

The following table provides information regarding purchases by the Company, during the fourth quarter ended March 31, 2010, of equity securities that are registered pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased (1) (2)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2)	Maximum Number of Shares that may yet be Purchased Under the Plans or Programs (1) (2)
1/1/10 - 1/31/10	-	$ -	-	7,745,302
2/1/10 - 2/28/10	163,390	12.22	163,390	7,581,912
3/1/10 - 3/31/10	19,253	12.78	19,253	7,562,659
Total	182,643	$ 12.28	182,643	7,562,659

(1) On October 19, 2005, the Board of Directors of the Company authorized the repurchase of 5,000,000 shares of our common stock from time to time in the open market. The repurchased shares are held as treasury stock and are available for general corporate purposes.

(2) On October 17, 2007, the Board of Directors of the Company authorized the repurchase of an additional 5,000,000 shares of our common stock from time to time in the open market. The repurchased shares are held as treasury stock and are available for general corporate purposes.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data for AVX for the five fiscal years ended March 31, 2010. The selected consolidated financial data for the five fiscal years ended March 31, 2010 are derived from AVX's audited consolidated financial statements. The consolidated financial data set forth below should be read in conjunction with AVX's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

Selected Financial Data

(in thousands, except per share data)

Years Ended March 31,	**2006**	**2007**	**2008**	**2009**	**2010**
Operating Results Data:					
Net sales	$ 1,333,208	$ 1,498,495	$ 1,619,275	$ 1,389,613	$ 1,304,966
Cost of sales	1,125,917	1,201,337	1,328,491	1,158,196	1,027,368
Vendor settlement	-	-	-	-	(5,000)
Restructuring charges	-	-	2,421	15,123	4,397
Gross profit	207,291	297,158	288,363	216,294	278,201
Selling, general and administrative expenses	111,110	116,482	126,848	121,897	108,527
Environmental charge	-	-	-	18,200	-
Restructuring charges	-	-	-	3,504	2,509
In-process research and development charge	-	-	390	-	-
Other operating income	-	-	-	(4,051)	(3,519)
Profit from operations	96,181	180,676	161,125	76,744	170,684
Interest income	22,999	40,033	43,226	21,112	7,120
Interest expense	(1,454)	-	(456)	(139)	(111)
Other, net	1,894	(3,143)	(530)	(578)	(1,336)
Income before income taxes	119,620	217,566	203,365	97,139	176,357
Provision for income taxes	37,868	63,701	53,892	16,293	33,499
Net income	$ 81,752	$ 153,865	$ 149,473	$ 80,846	$ 142,858
Income per share:					
Basic	$ 0.47	$ 0.89	$ 0.87	$ 0.47	$ 0.84
Diluted	$ 0.47	$ 0.89	$ 0.87	$ 0.47	$ 0.84
Weighted average common shares outstanding:					
Basic	172,532	172,047	171,487	170,616	170,247
Diluted	173,053	172,751	172,065	170,689	170,274
Cash dividends declared per common share	$ 0.15	$ 0.15	$ 0.16	$ 0.16	$ 0.16

As of March 31,	**2006**	**2007**	**2008**	**2009**	**2010**
Balance Sheet Data:					
Working capital	$ 1,032,742	$ 1,214,035	$ 1,156,689	$ 983,102	$ 1,123,085
Total assets	1,675,208	1,899,536	2,109,078	1,872,529	2,051,492
Stockholders' equity	1,448,109	1,635,279	1,829,351	1,669,753	1,801,007

Years Ended March 31,	**2006**	**2007**	**2008**	**2009**	**2010**
Other Data:					
Capital expenditures	$ 41,328	$ 51,881	$ 70,886	$ 44,205	$ 28,888
Research, development and engineering expenses	30,904	29,397	35,465	31,477	24,667

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

AVX Corporation is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and interconnect products. Electronic components and connector products manufactured by AVX are used in virtually all types of electronic products, including those in consumer electronics, telecommunications, automotive military/aerospace, medical, computer and industrial markets. The Company has five main product groups: Ceramic Components, Tantalum Components, Advanced Components, Connectors and Kyocera Electronic Devices. These product lines are organized into three reportable segments: Passive Components, Connectors and KED Resale.

Consolidated revenues for the fiscal year ended March 31, 2010 were $1,305.0 million with net income of $142.9 million compared to consolidated revenues of $1,389.6 million with net income of $80.8 million for the fiscal year ended March 31, 2009. During fiscal 2010, we saw increasing demand throughout the year as the overall global economy showed increasing signs of recovery from the financial crisis that began during the second half of fiscal 2009 and continued into early fiscal 2010. Sales and net income improved sequentially each quarter during fiscal 2010. Despite signs of improving global economic conditions, supply chain inventory levels remained lean during most of the fiscal year and have only recently shown signs of a replenishment cycle. Overall sales prices for our commodity component products remained relatively flat during the fiscal year as increasing demand helped to moderate typical pricing declines. We continue to proactively take actions to manage our production output and tightly control our cost structure.

Despite a challenging global economic environment, our financial position remained strong and we delivered positive operating cash flows. In fiscal 2010, we generated operating cash flows of $200.4 million. We use cash generated from operations to fund capital expenditures and working capital, repurchase shares of our common stock, which are held as treasury stock, and pay dividends. We have $913.8 million of cash, cash equivalents and securities investments and no debt as of March 31, 2010.

We remain committed to investing in new products and improvements to our production processes as well as continued investment in research, development and engineering in order to provide our customers with new generations of passive component and connector product solutions. We are currently producing more sophisticated electronic component parts necessitated by the breadth and increase in functionality of the electronic devices that are manufactured by our customers. As a result, we have continued our focus on value-added advanced products and connectors to serve this expanding market. We are also focused on controlling and reducing costs to accommodate market forces. We do this by investing in automated manufacturing technologies, enhancing manufacturing materials and efficiencies and rationalizing our production capabilities around the world. We believe that this philosophy will enable us to adapt quickly and benefit when market conditions improve and provide shareholder value.

In addition, we may, from time to time, consider strategic acquisitions of other companies or businesses in order to expand our product offerings or otherwise improve our market position. We evaluate potential acquisitions in order to position ourselves to take advantage of profitable growth opportunities.

Outlook

Near-Term:

We expect that fiscal 2011 will be another challenging year in spite of the recent rebound in consumer and industrial market demand resulting in improving global demand for our electronic component products. Near-term results for us will depend on the impact of the overall global economic conditions and its impact on telecommunications, information technology hardware, automotive, consumer electronics and other electronic markets. Looking ahead, visibility is low and forecasting is a challenge in this uncertain and volatile market. We expect to see typical pricing pressure in the markets we serve as electronic component product supply comes more in balance with demand. In response to anticipated market conditions, we expect to continue to focus on cost management and product line rationalization to maximize earnings potential. We also continue to focus on process improvements and enhanced production capabilities in conjunction with our focus on the sales of value-added electronic components to support today's advanced electronic devices. If current signs of economic recovery do not materialize, the overall impact on our customers as well as end user demand for electronic products could have a significant adverse impact on our near-term results.

Long-Term:

Although there is uncertainty in the near-term market as a result of the current economic conditions, we continue to see opportunities for long-term growth and profitability improvement due to: (a) a projected increase in the long-term worldwide demand for electronic devices, which require electronic components such as the ones we sell, (b) cost reductions and improvements in our production processes and (c) opportunities for growth in our Advanced Component and Connector product lines due to advances in component design and our production capabilities. We have fostered our financial health and the strength of our balance sheet. We remain confident that our strategies will enable our continued long-term success.

Results of Operations

Year Ended March 31, 2010 compared to Year Ended March 31, 2009

Net sales for the fiscal year ended March 31, 2010 were $1,305.0 million compared to $1,389.6 million for the fiscal year ended March 31, 2009.

The table below represents product group revenues for the fiscal years ended March 31, 2008, 2009 and 2010.

	Years Ended March 31,		
Sales revenue (in thousands)	**2008**	**2009**	**2010**
Ceramic Components	$ 211,759	$ 165,740	$ 155,059
Tantalum Components	312,761	268,326	280,991
Advanced Components	433,646	434,039	369,811
Total Passive Components	958,166	868,105	805,861
KDP and KKC Resale	468,186	354,258	338,701
KEC Resale Connectors	86,531	76,209	73,973
Total KED Resale	554,717	430,467	412,674
Connectors	106,392	91,041	86,431
Total Revenue	$ 1,619,275	$ 1,389,613	$ 1,304,966

Passive Component sales were $805.9 million for the fiscal year ended March 31, 2010 compared to $868.1 million during the fiscal year ended March 31, 2009. The sales decrease in Passive Components reflects the overall decline in global markets particularly during the first half of the year resulting from the financial crisis as both consumers and manufacturers reduced spending. Lower demand particularly in the consumer electronics, telecom, industrial equipment and automotive markets was partially offset by improving medical and military markets. Lower revenues from Advanced Components reflect the lower demand primarily in the semiconductor and medical equipment businesses resulting from the current economic conditions. The decrease in sales of Ceramic Components reflects a decrease in the volume of unit sales, a higher mix of commodity priced components and a moderate decrease in average selling prices. The increase in sales of Tantalum Components is the result of increased demand for these components as customers increased purchases in response to the improved economic conditions during the second half of the fiscal year as well as improved medical and military activity.

KDP and KKC Resale sales were $338.7 million for the fiscal year ended March 31, 2010 compared to $354.3 million during the fiscal year ended March 31, 2009. When compared to fiscal 2009, the decrease during fiscal 2010 is primarily attributable to a decrease in KDP unit sales volume due to lower end user demand, particularly in the telecommunications market, resulting from the uncertainty in global economic conditions.

Total Connector sales, including AVX manufactured and KEC Resale Connectors, were $160.4 million in the fiscal year ended March 31, 2010 compared to $167.3 million during the fiscal year ended March 31, 2009. This decrease was primarily attributable to a decrease in the telecommunications based product sectors as a result of the adverse economy, particularly in the first half of the fiscal year. This decrease was slightly offset by increases in sales volume related to production demand for automotive electronics when compared to the prior year.

Our sales to independent electronic distributors represented 39% of total net sales for the fiscal year ended March 31, 2010, compared to 36% for fiscal year ended March 31, 2009. This increase is primarily attributable to improved global economic conditions during the second half of the fiscal year. However, in spite of the improving global economy, our distributor customers have remained cautious and have been limiting their intake of inventory and maintained lower inventory levels. Our sales to distributor customers involve specific ship and debit and stock rotation programs for which sales allowances are recorded as reductions in sales. Such allowance charges were $29.5 million, or 5.5% of gross sales to distributor customers, for the fiscal year ended March 31, 2010 and $38.5 million, or 7.2% of gross sales to distributor customers, for the fiscal year ended March 31, 2009. Applications under such programs for fiscal years ended March 31, 2010 and 2009 were approximately $ 29.7 million and $ 39.1 million, respectively.

Geographically, compared to the fiscal year ended March 31, 2009, sales for the fiscal year ended March 31, 2010 decreased 8.8% in Europe, 6.8% in the Americas and 4.2% in Asia, reflective of lower demand for products due to the decline of the global market during the financial crisis. The movement of the U.S. dollar against certain foreign currencies resulted in a favorable impact on sales for the year ended March 31, 2010 of approximately $11.2 million when compared to the prior year.

Gross profit in the fiscal year ended March 31, 2010 increased to 21.3 % of sales or $278.2 million compared to a gross profit margin of 15.6% of sales or $216.3 million in the fiscal year ended March 31, 2009. This increase is primarily a result of the sale of higher margin value added products, our disciplined cost management and the realization of benefits from previously initiated restructuring actions. During the fiscal year ended March 31, 2010 we incurred restructuring charges of $4.4 million related to headcount reductions and other charges including those related to facility closures as we continued to realign production capabilities and reduce operating costs to support current business levels compared to $15.1 million of restructuring charges during fiscal year ended March 31, 2009. We also recorded a $5.0 million reduction in cost of sales related to a vendor settlement during the fiscal year ended March 31, 2010. During the fiscal year ended March 31, 2010, lower production volumes and higher material costs were partially offset by our continued efforts to increase production efficiency, lower operating costs and pursue increased capacity for the production of value added products. In addition, there was a negative impact on costs due to currency movement of the U.S. dollar against certain foreign currencies of approximately $8.4 million when compared to the prior year partially offset by lower depreciation expense in the fiscal year ended March 31, 2010 which was $7.3 million lower than in the previous fiscal year primarily as a result of lower levels of capital spending.

Selling, general and administrative expenses for the fiscal year ended March 31, 2010 were $108.5 million, or 8.3% of net sales, compared to $121.9 million, or 8.8% of net sales, for the fiscal year ended March 31, 2009. The decrease in selling, general and administrative expenses was primarily due to lower selling expenses resulting from lower sales and savings resulting from effective cost control measures and the realization of benefits from previous restructuring actions. During the fiscal years ended March 31, 2010 and 2009, we recorded $2.5 million and $3.5 million of restructuring charges, respectively, primarily related to headcount reductions to reduce ongoing selling, general and administrative expenses.

Research, development and engineering expenditures, which encompass the personnel and related expenses devoted to developing new products and maintaining existing products, processes and technical innovations, were approximately $31.5 million and $24.7 million in fiscal 2009 and 2010, respectively, as overall spending was reduced in response to the weak overall global economic conditions. Research and development costs included therein decreased in fiscal 2010 to $6.8 million compared to $11.7 million in fiscal 2009 as certain projects transferred into full scale production. Engineering expenses decreased $2.0 million to $17.8 million in fiscal 2010 compared to $19.8 million in fiscal 2009.

Profit from operations for the fiscal year ended March 31, 2010 increased $94.0 million to $170.7 million compared to $76.7 million for the fiscal year ended March 31, 2009. This increase is a result of the factors discussed above. In addition, gains of $3.6 and $4.0 million resulting from the sale of excess corporate assets are included in other operating income for the fiscal years ended March 31, 2010 and 2009, respectively. During the fiscal year ended March 31, 2009 we recognized an $18.2 million environmental charge as an estimate of our potential liability related to the performance of certain environmental remediation actions at an abandoned facility in New Bedford, Massachusetts. See Note 12 to our consolidated financial statements elsewhere herein for further discussion related to this environmental charge.

Other income decreased $14.7 million to $5.7 million in fiscal 2010 compared to $20.4 million in fiscal 2009. This decrease is attributable to a decrease in interest income of approximately $14.0 million resulting from lower return rates on investment balances in addition to higher net foreign currency losses when compared to the prior fiscal year. Included in other income are impairment charges related to the decline in market value of certain available-for-sale securities of $0.4 million and $4.2 million for the fiscal years ended March 31, 2010 and 2009, respectively.

The effective tax rate for the fiscal year ended March 31, 2010 was 19.0% compared to an effective tax rate of 16.8% for the fiscal year ended March 31, 2009. The increase in rate was due to higher pre-tax income in higher tax rate jurisdictions partially offset by reduction of $16.6 million of deferred tax liabilities resulting from certain of our foreign branch losses taken as deductions for U.S. income tax purposes no longer being subject to the U.S. income tax recapture regulations. This compares to a reduction of $8.5 million of such deferred tax liabilities no longer being subject to the U.S. income tax recapture regulations during the fiscal year ended March 31, 2009. We estimate a further reduction in deferred tax liabilities of $3.6 million during the fiscal year ending March 31, 2011 as the recapture period related to foreign branch losses deducted in certain prior years expires.

As a result of the factors discussed above, net income for the fiscal year ended March 31, 2010 was $142.8 million compared to $80.8 million for the fiscal year ended March 31, 2009.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Net sales for the fiscal year ended March 31, 2009 were $1,389.6 million compared to $1,619.3 million for the fiscal year ended March 31, 2008.

In fiscal 2009, the demand for electronic components declined as end user demand was impacted by the overall decline in world markets. Compared to the prior year, Passive Components sales decreased $90.1 million, or 9.4%, to $868.1 million, KDP and KKC Resale sales decreased $113.9 million, or 24.3%, to $354.3 million and total Connector sales, including KEC Resale connectors, decreased $25.6 million, or 13.2%, to $167.3 million.

Passive Component sales were $868.1 million for the fiscal year ended March 31, 2009 compared to $958.2 million during the fiscal year ended March 31, 2008. The sales decrease in Passive Components reflects the overall decline in global markets resulting from the current economic uncertainty as both consumers and manufacturers reduced spending. Lower demand in the consumer electronics and automotive markets was partially offset by increases in the medical and military markets. Additionally, revenues were favorably impacted by the Company's strategy to focus on a higher mix of value-added products from our Advanced Components group and the effects of including ATC sales since its acquisition in September 2007. The decrease in sales of Ceramic Components reflects a decrease in the volume of unit sales, a higher mix of commodity priced components and a moderate decrease in average selling prices reflective of the downturn in the economy. The decrease in sales of Tantalum Components is the result of lower sales unit volume due to a decrease in demand for these components as customers reduced inventory levels in response to the overall decline in economic conditions during the fiscal year or changed product designs.

KDP and KKC Resale sales were $354.3 million for the fiscal year ended March 31, 2009 compared to $468.2 million during the fiscal year ended March 31, 2008. When compared to fiscal 2008, the decrease during fiscal 2009 is primarily attributable to a decrease in unit sales volume in the Asian region due to lower end user demand, particularly in the telecommunications market, resulting from the uncertainty in global economic conditions.

Total Connector sales, including AVX manufactured and KEC Resale Connectors, were $ 167.3 million in the fiscal year ended March 31, 2009 compared to $ 192.9 million during the fiscal year ended March 31, 2008. This decrease was primarily attributable to a decrease in the automotive and consumer products sectors as a result of the adverse economy, particularly in the last half of the fiscal year. This decrease was slightly offset by increases in sales volume related to production demand for certain smart phone devices when compared to the prior year.

Our sales to independent electronic distributors represented 35.9% of total net sales for the fiscal year ended March 31, 2009, compared to 41.0% for fiscal year ended March 31, 2008. Our distributor customers have been limiting their intake of inventory and maintaining lower inventory levels in this uncertain demand environment. Our sales to distributor customers involve specific ship and debit and stock rotation programs for which sales allowances are recorded as reductions in sales. Such allowance charges were $38.5 million, or 7.2% of gross sales to distributor customers, for the fiscal year ended March 31, 2009 and $43.0 million, or 6.1% of gross sales to distributor customers, for the fiscal year ended March 31, 2008. Applications under such programs for fiscal years ended March 31, 2009 and 2008 were approximately $ 39.1 million and $ 42.0 million, respectively.

Geographically, compared to the fiscal year ended March 31, 2008, sales for the fiscal year ended March 31, 2009 decreased 11.2% in Europe and 0.7% in the Americas. Decreases in these regions were reflective of lower demand for product due to the decline of the global market, partially offset by an increase in the sales of Advanced Components products related to the addition of ATC in September of 2007. In addition, there was lower demand in Asia, where sales for the fiscal year ended March 31, 2009 decreased 22.9% compared to the prior year driven by declines in the consumer market. In addition, the movement of the U.S. dollar against certain foreign currencies resulted in a favorable impact on sales for the year ended March 31, 2009 of approximately $19.5 when compared to the prior year.

Gross profit in the fiscal year ended March 31, 2009 was 15.6% of sales or $ 216.3 million compared to a gross profit margin of 17.8% or $288.4 million in the fiscal year ended March 31, 2008. This decrease is attributable to several factors including the factors discussed above relating to lower sales coupled with lower production volumes and the increased cost of raw materials and utilities. We incurred restructuring charges of $15.1 million related to headcount reductions and other charges including those related to facility closures as we continue to realign production capabilities and reduce operating costs. We recorded $2.4 million of restructuring costs during fiscal year 2008. During the fiscal year ended March 31, 2009, lower end user demand and higher costs were partially offset by our continued efforts to increase production efficiency, lower operating costs and pursue increased capacity for the production of value added products. In addition, there was a negative impact on costs due to currency movement of the U.S. dollar against certain foreign currencies resulting in an unfavorable impact of approximately $34.4 million when compared to the prior year. Also, compared to the fiscal year ended March 31, 2008, depreciation and amortization expense in the fiscal year ended March 31, 2009 was $10.7 million higher primarily as a result of the acquisition of ATC.

Selling, general and administrative expenses for the fiscal year ended March 31, 2009 were $121.9 million, or 8.8% of net sales, compared to $126.8 million, or 7.8% of net sales, for the fiscal year ended March 31, 2008. The decrease in selling, general and administrative expenses was primarily due to lower sales and savings as a result of headcount reductions and other cost control measures starting in fiscal 2008 and continuing throughout fiscal 2009. During the fiscal year ended March 31, 2009, we recorded $3.5 million of restructuring charges primarily related to headcount reductions to reduce ongoing selling, general and administrative expenses.

Research, development and engineering expenditures, which encompass the personnel and related expenses devoted to developing new and maintaining existing products, processes and technical innovations, were approximately $35.5 million and $31.5 million in fiscal 2008 and 2009, respectively. Research and development costs included therein decreased slightly in fiscal 2009 to $11.7 million compared to $12.5 million in fiscal 2008. Engineering expenses decreased $3.2 million to $19.8 million in fiscal 2009 compared to $23.0 million in fiscal 2008.

Profit from operations for the fiscal year ended March 31, 2009 was $76.7 million compared to $161.1 million for the fiscal year ended March 31, 2008. This decrease is a result of the above factors, and the recognition of an $18.2 million environmental charge as an estimate of our potential liability related to the performance of certain environmental remediation actions at an abandoned facility in New Bedford, Massachusetts. See Note 12 to our consolidated financial statements elsewhere herein for further discussion related to this environmental charge. The overall decrease was partially offset by a gain of $4.0 million related to the sale of corporate assets during the fiscal year.

Other income decreased $21.8 million to $20.4 million in fiscal 2009 compared to $42.2 million in fiscal 2008. This decrease is due to lower interest income resulting from lower cash and securities investment balances and lower interest rates during the fiscal year and $4.2 million of impairment charges related to the decline in market value of certain available-for-sale securities. This decrease was partially offset by net currency exchange gains during the fiscal year.

The effective tax rate for the fiscal year ended March 31, 2009 was 16.8% compared to an effective tax rate of 26.5% for the fiscal year ended March 31, 2008. The provision for income taxes in the fiscal year ended March 31, 2009 was favorably impacted by $3.7 million of reinvestment allowances associated with operations in Malaysia and by a reduction of $8.5 million of deferred tax liabilities resulting from certain of our foreign branch losses taken as deductions for U.S. income tax purposes no longer being subject to the U.S. income tax recapture regulations. In March 2007, the Internal Revenue Service enacted a change in the tax regulations that reduced the U.S. income tax recapture period from 15 to 5 years. As a result, the income tax provision was favorably impacted by $8.5 million and $8.1 million of recapture that expired during the fiscal years ended March 31, 2009 and 2008, respectively. In addition, the effective tax rate for the fiscal year ended March 31, 2009 benefited from higher income being generated in certain lower tax rate jurisdictions when compared to the prior year.

As a result of the factors discussed above, net income for the fiscal year ended March 31, 2009 was $80.8 million compared to $149.5 million for the fiscal year ended March 31, 2008.

Financial Condition

Liquidity and Capital Resources

Our liquidity needs arise primarily from working capital requirements, dividends, capital expenditures and acquisitions. Historically, the Company has satisfied its liquidity requirements through funds from operations and investment income from cash and investments in securities. As of March 31, 2010, we had a current ratio of 6.8 to 1, $913.8 million of cash, cash equivalents and investments in securities, $1,801.0 million of stockholders' equity and no debt.

Net cash from operating activities was $200.5 million for the fiscal year ended March 31, 2010, compared to $65.0 million for the fiscal year ended March 31, 2009 and $181.9 million for the fiscal year ended March 31, 2008. The increase in fiscal 2010 is primarily the result of higher earnings and a reduction in net working capital.

Purchases of property and equipment were $28.9 million in fiscal 2010, $44.2 million in fiscal 2009 and $70.9 million in fiscal 2008. Expenditures primarily related to expanding the production capabilities of the passive component and connector product lines, expanding production capacity in lower cost regions, as well as the implementation of improved manufacturing processes. The decline in capital spending compared to the prior year is reflective of the overall decline in demand for electronic component products. We continue to make strategic capital investments in our advanced and specialty passive component and connector products and expect to incur capital expenditures of approximately $40 million in fiscal 2011. The actual amount of capital expenditures will depend upon the outlook for end market demand.

Our funding is internally generated through operations and investment income from cash and investments in securities. We have assessed the condition of the current global credit market on our current business and believe that based on the financial condition of the Company as of March 31, 2010, that cash on hand and cash expected to be generated from operating activities and investment income from cash and investments in securities will be sufficient to satisfy the Company's anticipated financing needs for working capital, capital expenditures, environmental clean-up costs, research, development and engineering expenses and any dividend payments or stock repurchases to be made during the upcoming year. While changes in customer demand have an impact on our future cash requirements, changes in those requirements are mitigated by our ability to adjust manufacturing capabilities to meet increases or decreases in customer demand. Additionally, we do not anticipate any significant changes in our ability to generate or meet our liquidity needs in the long-term.

In fiscal 2008, 2009 and 2010, dividends of $27.5 million, $27.3 million and $27.2 million, respectively, were paid to stockholders.

On October 19, 2005, the Board of Directors of the Company authorized the repurchase of 5,000,000 shares of our common stock. On October 17, 2007, the Board of Directors of the Company authorized the repurchase of an additional 5,000,000 shares of our common stock. As of March 31, 2010, there were 7,562,659 shares that may yet be repurchased under this program.

We purchased 1,179,100 shares at a cost of $17.1 million during fiscal 2008, 1,123,672 shares at a cost of $11.4 million during fiscal 2009 and 321,969 shares at a cost of $3.7 million during fiscal 2010. The repurchased shares are held as treasury stock and are available for general corporate purposes.

At March 31, 2010, we had contractual obligations for the acquisition or construction of plant and equipment aggregating approximately $5.6 million.

We make contributions to our U.S. and international defined benefit plans as required under various pension funding regulations. We made contributions of $7.8 million to our defined benefit plans during the year ended March 31, 2010 and estimate that we will make contributions of approximately $8.4 million during the fiscal year ending March 31, 2011. We have unfunded actuarially computed pension liabilities of approximately $32.5 million related to these defined benefit pension plans as of March 31, 2010.

We are a lessee under long-term operating leases primarily for office space, plant and equipment. Future minimum lease commitments under non-cancelable operating leases as of March 31, 2010, were approximately $19.8 million.

From time to time we enter into delivery contracts with selected suppliers for certain metals used in our production processes. The delivery contracts represent routine purchase orders for delivery within three months and payment is due upon receipt.

We are involved in disputes, warranty and legal proceedings arising in the normal course of business. While we cannot predict the outcome of these proceedings, we believe, based upon a review with legal counsel, that none of these proceedings will have a material impact on our financial position, results of operations, or cash flows. However, we cannot be certain if the eventual outcome and any adverse result in these or other matters that may arise from time to time may harm our financial position, results of operations, or cash flows.

On June 2, 2006, we received a "Confirmation of Potential Liability; Demand and Notice of Decision Not to Use Special Notice Procedures" dated May 31, 2006 from the EPA with regard to $1.6 million (subsequently modified to $0.9 million) of past costs, as well as future costs for environmental remediation, related to the purported release of hazardous substances at an abandoned facility referred to as the "Aerovox Facility" (the "Facility"), located at 740 Belleville Avenue, New Bedford, Massachusetts. Aerovox Corporation, a predecessor of AVX, sold this Facility to an unrelated third party in 1973. A subsequent unrelated owner, Aerovox Inc., the last manufacturer to own and operate in the Facility, filed for bankruptcy in 2001 and abandoned the Facility. We have had numerous meetings with the EPA, the Massachusetts Department of Environmental Protection and the City of New Bedford regarding the potential environmental remediation of the Facility and the assignment of responsibility among the parties. Tentative agreements between EPA, the Commonwealth of Massachusetts, the City of New Bedford, and AVX are now in place setting forth the nature of the remedy, the allocation of financial responsibility, and the schedule for remediation. Based on our own estimate of remediation costs, we have accrued $18.2 million in the quarter ended March 31, 2009 (which amount is included in the $19.7 million reserved as of March 31, 2010 for potential CERCLA liability as discussed below) as an estimate of our potential liability related to performance of certain environmental remediation actions at the Facility. This accrual assumes the anticipated performance of certain remedial actions by the other parties. Our accrual represents the estimate of our costs to remediate; however, until all public comment periods have expired and EPA has reviewed such comments, the agreements are finalized, and the remediation is complete, we can not be certain there will be no additional costs.

We have been named as a potentially responsible party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. In addition, we operate on sites that may have potential future environmental issues as a result of activities at sites during AVX's long history of manufacturing operations or prior to the start of operations by AVX. Even though we may have rights of indemnity for such environmental matters at certain sites, regulatory agencies in those jurisdictions may require us to address such issues. Once it becomes probable that we will incur costs in connection with remediation of a site and such costs can be reasonably estimated, we establish reserves or adjust our reserves for our projected share of these costs. A separate account receivable is recorded for any indemnified costs. Our environmental reserves are not discounted and do reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites or indemnification or our liability by a third party.

We currently have environmental reserves for current remediation, compliance and legal costs totaling $19.7 million at March 31, 2010.

Disclosures about Contractual Obligations and Commitments

The Company has the following contractual obligations and commitments as of March 31, 2010 as noted below.

Contractual Obligations (in thousands)	Total	FY 2011	FY 2012 - FY 2013	FY 2014 - FY 2015	Thereafter
Operating Leases	$ 19,764	$ 6,555	$ 7,980	$ 3,574	$ 1,655
Plant and Equipment	$ 5,608	$ 3,094	$ 2,514	$ -	$ -

As discussed in Note 9 to our consolidated financial statements elsewhere herein, the amount of unrecognized tax benefits recorded in the Company's balance sheet at March 31, 2010 was $12.6 million. The Company is unable to reasonably estimate in which future periods these amounts will be ultimately settled.

During the fiscal year ended March 31, 2010, we made contributions of $5.8 million to Company sponsored retirement savings plans. Our contributions are partially based on employee contributions as a percentage of their salaries. Certain contributions by the Company are discretionary and are determined by the Board of Directors each year. We expect that our contributions for the year ending March 31, 2011 will be approximately the same as in fiscal 2010.

During the fiscal year ended March 31, 2010, we made contributions of $1.9 million to our U.S. defined benefit plans and $5.9 million to our international defined benefit plans. These contributions are based on a percentage of pensionable wages or to satisfy funding requirements. We expect that our contributions for the fiscal year ending March 31, 2011 will be approximately $1.1 million for our U.S. defined benefit plans and $7.3 million for our international defined benefit plans.

From time to time we enter into delivery contracts with selected suppliers for certain metals used in our production processes. The delivery contracts represent routine purchase orders for delivery within three months and payment is due upon receipt. As of March 31, 2010, we had no significant outstanding purchase commitments.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, warranties, inventories, pensions, income taxes and contingencies. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, there can be no assurance that actual results will not differ from these estimates and assumptions. On an ongoing basis, we evaluate our accounting policies and disclosure practices. In management's opinion, the critical accounting policies and estimates, as defined below, are more complex in nature and require a higher degree of judgment than the remainder of our accounting policies described in Note 1 to our consolidated financial statements elsewhere herein.

Revenue Recognition

All of our products are built to specification and tested by us for adherence to such specification before shipment to customers. We ship products to customers based upon firm orders. Shipping and handling costs are included in cost of sales. We recognize revenue when the sales process is complete. This occurs when products are shipped to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred and collectability is reasonably assured. Estimates used in determining sales allowance programs described below are subject to the volatilities of the market place. This includes, but is not limited to, changes in economic conditions, pricing changes, product demand, inventory levels in the supply chain, the effects of technological change, and other variables that might result in changes to our estimates. Accordingly, there can be no assurance that actual results will not differ from those estimates.

Returns

Sales revenue and cost of sales reported in the income statement are reduced to reflect estimated returns. We record an estimated sales allowance for returns at the time of sale based on using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. The amount accrued reflects the return of value of the customer's inventory. These procedures require the exercise of significant judgments. We believe that these procedures enable us to make reliable estimates of future returns. Our actual results approximate our estimates. When the product is returned and verified, the customer is given credit against their accounts receivable.

Distribution Programs

A portion of our sales are to independent electronic component distributors which are subject to various distributor sales programs. We report provisions for distributor allowances in connection with such sales programs as a reduction in revenue and report distributor allowances in the balance sheet as a reduction in accounts receivable. For the distribution programs described below, we do not track the individual units that we record against specific products sold from distributor inventories, which would allow us to directly compare revenue reduction for credits recorded during any period with credits ultimately awarded in respect of products sold during that period. Nevertheless, we believe that we have an adequate basis to assess the reasonableness and reliability of our estimates for each program.

Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage, primarily limited to 5% of the previous six months net sales. We record an estimated sales allowance for stock rotation at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgment. We believe that these procedures enable us to make reliable estimates of future returns under the stock rotation program. Our actual results approximate our estimates. When the product is returned and verified, the distributor is given credit against their accounts receivable.

Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit ("ship and debit") is a program designed to assist distributor customers in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment for a specific part for a sale to the distributor's end customer from the distributor's stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to their customer. At the time we record sales to the distributors, we provide an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. We record an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends we see in our direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgment. We believe that these procedures enable us to make reliable estimates of future credits under the ship and debit program. Our actual results approximate our estimates. At the time the distributor ships the part from stock, the distributor debits us for the authorized pricing adjustment.

Special Incentive Programs

We may offer special incentive discounts based on amount of product ordered or shipped. At the time we record sales under these agreements, we provide an allowance for the discounts on the sales for which the customer is eligible to take. The customer then debits us for the authorized discount amount.

Warranty

All of our products are built to specifications and tested by us for adherence to such specifications before shipment to customers. We warrant that our products will meet such specifications. We accrue for product warranties when it is probable that customers will make claims under warranties relating to products that have been sold and a reasonable estimate of costs can be made. The amount accrued represents the direct costs of replacement and other potential costs resulting from product not meeting specifications above and beyond the return value of the customer's affected product purchases. Historically valid warranty claims, which are a result of products not meeting specifications, have been immaterial to our results of operations. However, there is no guarantee that warranty claims in the future will not increase, or be material to results of operations, as a result of manufacturing defects, end market product application failures or end user recall or damage claims.

Inventories

We determine the cost of raw materials, work in process and finished goods inventories by the first-in, first-out ("FIFO") method. Inventory costs include material, labor and manufacturing overhead. Inventories are valued at the lower of cost or market (realizable value). We value inventory at its market value where there is evidence that the utility of goods will be less than cost and that such write-down should occur in the current period. Accordingly, at the end of each period, we evaluate our inventory and adjust to net realizable value the carrying value and excess quantities. We review and adjust the carrying value of our inventories based on historical usage, customer forecasts received from the marketing and sales personnel, customer backlog, certain date code restrictions, technology changes, demand increases and decreases, market directional shifts, and obsolescence and aging.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our tax assets and liabilities in each of the jurisdictions in which we operate. This process involves management estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included within our consolidated balance sheets. We assess the likelihood that our deferred tax assets will be recoverable as a result of future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

We have recorded valuation allowances due to uncertainties related to our ability to realize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward before they expire. The valuation allowance is based on our estimates of future taxable income over the periods that our deferred tax assets will be recoverable.

We also record a provision for certain international, federal and state tax contingencies based on the likelihood of obligation, when needed. In the normal course of business, we are subject to challenges from U.S. and non-U.S. tax authorities regarding the amount of taxes due. These challenges may result in adjustments of the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. Further, during the ordinary course of business, other changing facts and circumstances may impact our ability to utilize tax benefits as well as the estimated taxes to be paid in future periods. We believe that any potential tax exposures have been sufficiently provided for in the consolidated financial statements. In the event that actual results differ from these estimates, we may need to adjust tax accounts and related payments, which could materially impact our financial condition and results of operations.

We account for uncertainty in income taxes recognized in our financial statements. We recognize in our financial statements, the impact of a tax position, if that position is "more likely than not" of being sustained on audit, based on the technical merits of the position. Accruals for estimated interest and penalties are recorded as a component of interest expense.

We record deferred tax liabilities for temporary differences associated with deductions for foreign branch losses claimed by the Company in our U.S. income tax returns, as these deductions are subject to recapture provisions in the U.S. income tax code. When the recapture period expires for these deductions, the tax benefit is recognized in the income tax provision.

Pension Assumptions

Pension benefit obligations and the related effects on operations are calculated using actuarial models. Two critical assumptions, discount rate and expected rate of return on plan assets, are important elements of plan expense and/or liability measurement. We evaluate these assumptions at least annually. The discount rate enables us to state expected future cash flows at a present value on the measurement date. To determine the discount rate, we apply the expected cash flows from each individual pension plan to specific yield curves at the plan's measurement date and determine a level equivalent yield that may be unique to each plan. A lower discount rate increases the present value of benefit obligations and increases pension expense. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. Other assumptions involve demographic factors such as retirement, mortality and turnover. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. In such cases, the differences between actual results and actuarial assumptions are amortized over future periods.

Environmental Matters

We are subject to federal, state and local laws and regulations concerning the environment in the United States and to the environmental laws and regulations of the other countries in which we operate. Based on our periodic review of the operating policies and practices at all of our facilities, we believe that our operations are currently in substantial compliance, in all material respects, with all applicable environmental laws and regulations. Regarding sites identified by the EPA at which remediation is required, our ultimate liability in connection with environmental claims will depend on many factors, including our volumetric share of non-environmentally safe waste, the total cost of remediation and the financial viability of other companies having liability. Additionally, we operate on sites that may have potential future environmental issues as a result of activities at sites during the long history of manufacturing operations by AVX or its corporate predecessor or prior to the start of operations by AVX. Even though we may have rights of indemnity for such environmental matters at certain sites, regulatory agencies in those jurisdictions may require us to address such issues. Once it becomes probable that we will incur costs in connection with remediation of a site and such costs can be reasonably estimated, we establish reserves or adjust our reserves for our projected share of these costs. Our environmental reserves are not discounted and do not reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites or indemnification of our liability by a third party.

Recent Accounting Pronouncements

In April 2008, new guidance was issued related to the determination of the useful lives of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The adoption of this guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

In December 2008, new guidance was issued related to employers' disclosures about postretirement benefit plan assets requires that information about plan assets be disclosed, on an annual basis, based on fair value disclosure requirements. The Company was required to separate plan assets into the three fair value hierarchy levels and provide a roll forward of the changes in fair value of plan assets classified as Level 3. The requirements related to the disclosures about plan assets were effective for fiscal years ending after December 15, 2009. Since the requirements are only additional disclosures concerning plan assets, the adoption of this guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

In April 2009, new guidance issued was intended to provide application guidance and revise the disclosures regarding fair value measurements and impairments of securities. The requirements are summarized as follows:

- Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This addresses the determination of fair values when there is no active market or where the price inputs represent distressed sales. It also reaffirms the view in previous guidance that the objective of fair value measurement is to reflect an asset's sale price in an orderly transaction at the date of the financial statements.
- Interim Disclosures about Fair Value of Financial Instruments. This enhances consistency in financial reporting by increasing the frequency of fair value disclosures to a quarterly instead of annual basis for any financial instruments that are not currently reflected on the balance sheet at fair value.
- Recognition and Presentation of Other-Than-Temporary Impairments. This amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirements of other-than-temporary impairments of debt and equity securities.

This guidance is effective for fiscal years and interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, new guidance was issued that requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Some non-recognized subsequent events must be disclosed to keep the financial statements from being misleading. For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made. This guidance applies prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of this guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, new guidance was issued that established the "Financial Accounting Standards Board Accounting Standards Codification" ("Codification") as the single source of authoritative nongovernmental U.S. GAAP which was launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009 and did not have an impact on the Company's financial condition, results of operations or cash flows.

Relationship with Kyocera and Related Transactions

Kyocera is the majority stockholder of AVX. As of May 3, 2010, Kyocera owned beneficially and of record 121,800,000 shares of common stock, representing approximately 72% of our outstanding shares.

From January 1990 through August 15, 1995, AVX was wholly owned by Kyocera. On August 15, 1995, Kyocera sold 22.9%, or 39,300,000 shares of AVX's common stock, and AVX sold an additional 4,400,000 shares of common stock, in a public offering. In February 2000, Kyocera sold an additional 10,500,000 shares of its AVX common stock.

Our business includes transactions with Kyocera. Such transactions involve the purchase of resale inventories, raw materials, supplies, and equipment, the sale of products for resale, raw materials, supplies and equipment, the payment of dividends, subcontracting activities and commissions. See Note 14 to our consolidated financial statements elsewhere herein for more information on the related party transactions.

One principal strategic advantage for AVX is its ability to produce a broad product offering to its customers. The inclusion of products manufactured by Kyocera in that product offering is a significant component of this advantage. In addition, the exchange of information with Kyocera relating to the development and manufacture of multi-layer ceramic capacitors and various other ceramic products benefits AVX. An adverse change in our relationship with Kyocera could have a negative impact on our results of operations. AVX and Kyocera have executed several agreements which govern the foregoing transactions and which are described below.

The Special Advisory Committee of our Board, comprised of our independent directors (currently Messrs. Stach, DeCenzo, and Christiansen), reviews and approves any significant agreements between AVX and Kyocera and any significant transactions between AVX and Kyocera not covered by such agreements. The committee is also responsible for reviewing and approving any agreements and transactions between AVX and any other related party that are or may be within the scope of applicable rules, regulations and guidance of the New York Stock Exchange and Item 404 of Regulation S-K, if they arise. The Special Advisory Committee operates under a written charter which sets forth the policies and procedures for such approvals. In approving any such agreement or transaction pursuant to those procedures, the Special Advisory Committee must determine that, in its judgment, the terms thereof are equivalent to those to which an independent unrelated party would agree at arm's-length or are otherwise in the best interests of the Company and its stockholders generally. Each of the agreements described below contains provisions requiring that the terms of any transaction under such agreement be equivalent to those to which an independent unrelated party would agree at arm's-length.

Products Supply and Distribution Agreement. Pursuant to the Products Supply and Distribution Agreement (the 'Distribution Agreement') (i) AVX will act as the non-exclusive distributor of certain Kyocera-manufactured products to certain customers in certain territories outside of Japan and (ii) Kyocera will act as the non-exclusive distributor of certain AVX-manufactured products within Japan. The Distribution Agreement has a term of one year, with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least three months prior written notice.

Disclosure and Option to License Agreement. Pursuant to the Disclosure and Option to License Agreement (the "License Agreement"), AVX and Kyocera exchange confidential information relating to the development and manufacture of multi-layered ceramic capacitors and various other ceramic products, as well as the license of technologies in certain circumstances. The License Agreement has a term of one year with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least six months prior written notice.

Materials Supply Agreement. Pursuant to the Materials Supply Agreement (the "Supply Agreement"), AVX and Kyocera will from time to time supply the other party with certain raw and semi-processed materials used in the manufacture of capacitors and other electronic components. The Supply Agreement has a term of one year, with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least six months prior written notice.

Machinery and Equipment Purchase Agreement. Pursuant to the Machinery and Equipment Purchase Agreement (the "Machinery Purchase Agreement"), AVX and Kyocera will, from time to time, design and manufacture for the other party certain equipment and machinery of a proprietary and confidential nature used in the manufacture of capacitors and other electronic components. The Machinery Purchase Agreement has a term of one year, with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least six months prior written notice.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

We are exposed to foreign currency exchange risk with respect to our sales, profits and assets and liabilities denominated in currencies other than the U.S. dollar. Although we use financial instruments to hedge certain foreign currency risks, we are not fully protected against foreign currency fluctuations and our reported results of operations could be affected by changes in foreign currency exchange rates. International revenues and expenses transacted by our foreign subsidiaries may be denominated in local currency. See Note 13 to the consolidated financial statements elsewhere herein for further discussion of derivative financial instruments.

For fiscal 2010, our exposure to foreign currency exchange risk was estimated using a sensitivity analysis, which illustrates a hypothetical change in the average foreign currency exchange rates used during the year. Actual changes in foreign currency exchange rates may differ from this hypothetical change. Based on a hypothetical increase or decrease of 10% in the exchange rates, assuming no hedging against foreign currency rate changes, we would have incurred a foreign currency gain or loss of approximately $17.1 million in fiscal 2010.

Materials

We are at risk to fluctuations in prices for commodities used to manufacture our products, primarily tantalum, palladium, platinum, silver, nickel, gold and copper. Prices for many of these metals have fluctuated significantly during the past year.

Tantalum powder and wire are principal materials used in the manufacture of tantalum capacitor products. These materials may be purchased under contracts with suppliers from various parts of the world at prices that are subject to periodic adjustment and variations in the market. The tantalum required to manufacture our products has generally been available in sufficient quantity. The limited number of tantalum material suppliers has led to higher prices during periods of increased demand.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements of the Company and its subsidiaries, together with the Report of Independent Registered Public Accounting Firm thereon, are presented beginning on page 38 of this report:

	Page
Consolidated Balance Sheets, March 31, 2009 and 2010	38
Consolidated Statements of Operations, Years Ended March 31, 2008, 2009 and 2010	39
Consolidated Statements of Stockholders' Equity, Years Ended March 31, 2008, 2009 and 2010	40
Consolidated Statements of Cash Flows, Years Ended March 31, 2008, 2009 and 2010	41
Notes to Consolidated Financial Statements	42
Report of Independent Registered Public Accounting Firm	69

All financial statement schedules are omitted because of the absence of the conditions under which they are required or because the information required is shown in the consolidated financial statements or notes thereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")), that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, as of March 31, 2010, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures. Based on the evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of March 31, 2010 to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management, including the CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2010. In making its assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on the results of this assessment, management, including the CEO and CFO, has concluded that the Company's internal control over financial reporting was effective as of the end of its fiscal year ended March 31, 2010.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of March 31, 2010, as stated in their report which appears in this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item with respect to our directors, the committees of the Board of Directors, corporate governance and compliance by our directors, executive officers and certain beneficial owners of our common stock with Section 16(a) of the Exchange Act is provided by incorporation by reference to information under the captions entitled "Proposal I Election of Directors", "Board of Directors – Governance", "Board of Directors – Meetings Held and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders (the "Proxy Statement") and perhaps elsewhere therein. Information required by this item relating to our executive officers also appears in Item 1 of Part I of this Form 10-K under the caption "Executive Officers of the Registrant".

Code of Business Conduct and Ethics

As discussed above in "Company Information and Website" in Item 1 of Part I of this Annual Report on Form 10-K, our Code of Business Conduct and Ethics and the Code of Business Conduct and Ethic Supplement Applicable to the Chief Executive Officer, Chief Financial Officer, Controllers and Financial Managers have been posted on our website. We will post on our website any amendments to, or waivers from, a provision of the Code of Business Conduct and Ethics or the Supplement Applicable to the Chief Executive Officer, Chief Financial Officer, Controllers and Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and that relates to any of the following: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; or (v) accountability for adherence to the code.

Item 11. Executive Compensation

The information required by this item is provided by incorporation by reference to information under the captions entitled "Director Compensation", "Compensation Committee Interlocks and Insider Participation", "Compensation Committee and Equity Compensation Committee Report", "Compensation Discussion and Analysis", and "Executive Compensation" in the Proxy Statement and perhaps elsewhere therein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is provided by incorporation by reference to information under the captions entitled "Ownership of Securities by Directors, Director Nominees and Executive Officers", "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information" in the Proxy Statement and perhaps elsewhere therein.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is provided by incorporation by reference to information under the caption "Relationship with Kyocera and Related Transactions" and "Board of Directors – Governance" in the Proxy Statement and perhaps elsewhere therein.

Item 14. Principal Accounting Fees and Services

The information required by this item is provided by incorporation by reference to information under the caption entitled "Report of the Audit Committee – Principal Independent Registered Public Accounting Firm Fees" in the Proxy Statement and perhaps elsewhere therein.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) **Financial Statements and Financial Statement Schedules - See Index to Consolidated Financial Statements at Item 8 of this report.**

(b) **Exhibits:**

As indicated below, certain of the exhibits to this report are hereby incorporated by reference from other documents on file with the Securities and Exchange Commission with which they are filed.

3.1 Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1 (File No. 33-94310) of the Company (the "Form S-1")).

3.2 By-laws of AVX Corporation as Amended and Restated March 30, 2009 (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2009).

*10.1 Amended AVX Corporation 1995 Stock Option Plan as amended through October 24, 2000 (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q of the Company for the quarter ended December 31, 2000).

*10.2 Amended Non-Employee Directors' Stock Option Plan as amended through February 4, 2003 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended December 31, 2002).

10.3 Products Supply and Distribution Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2000).

*10.4 AVX Nonqualified Supplemental Retirement Plan Amended and Restated effective January 1, 2008 (the AVX Corporation SERP was merged into this plan effective January 1, 2005).

*10.5 Deferred Compensation Plan for Eligible Board Members (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company for the quarter ended December 31, 2002).

*10.6 Employment Agreement between AVX Corporation and John S. Gilbertson dated December 19, 2008 (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q of the Company for the quarter ended December 31, 2008).

*10.7 AVX Corporation 2004 Stock Option Plan as amended through July 23, 2008 (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2004).

*10.8 AVX Corporation 2004 Non-Employee Directors' Stock Option Plan as amended through July 28, 2008 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2004).

*10.9 Form of Notice of Grant of Stock Options and Option Agreement for awards pursuant to AVX Corporation 2004 Stock Option Plan and AVX Corporation 2004 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 30, 2005).

*10.10 AVX Corporation Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2009).

10.11 Machinery and Equipment Purchase Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2005).

10.12 Materials Supply Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2005).

10.13 Agreement and Plan of Merger, dated as of June 15, 2007, by and among AVX Corporation, Admiral Byrd Acquisition Sub, Inc. and American Technical Ceramics Corp. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Company with the Securities and Exchange Commission on June 25, 2007).

10.14 Disclosure and Option to License Agreement effective as of April 1, 2008 by and between Kyocera Corporation and AVX Corporation. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 25, 2008).

10.15 Form of Relocation Agreement

10.16 Form of Director and Officer Indemnification

21.1 Subsidiaries of the Registrant.

23.1 Consent of PricewaterhouseCoopers LLP.

24.1 Power of Attorney.

31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer – John S. Gilbertson

31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer – Kurt P. Cummings

32.1 Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - John S. Gilbertson and Kurt P. Cummings

* Agreement relates to executive compensation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVX Corporation

by: /s/ Kurt P. Cummings
KURT P. CUMMINGS
Vice President, Chief Financial Officer, Treasurer and Secretary

Dated: May 20, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* Kazuo Inamori	Chairman Emeritus of the Board	May 20, 2010
* John S. Gilbertson	Chairman of the Board, Chief Executive Officer and President	May 20, 2010
* Donald B. Christiansen	Director	May 20, 2010
* Kensuke Itoh	Director	May 20, 2010
* Makoto Kawamura	Director	May 20, 2010
* Rodney N. Lanthorne	Director	May 20, 2010
* Joseph Stach	Director	May 20, 2010
* David DeCenzo	Director	May 20, 2010
* Tetsuo Kuba	Director	May 20, 2010
* Tatsumi Maeda	Director	May 20, 2010

* by: /s/ Kurt P. Cummings
KURT P. CUMMINGS, Attorney-in-Fact for each of the persons indicated

AVX Corporation and Subsidiaries
Consolidated Balance Sheets
(in thousands, except per share data)

	March 31, 2009	March 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 522,709	$ 415,974
Short-term investments in securities	-	262,709
Available-for-sale securities	24,014	9,767
Accounts receivable - trade, net	141,525	187,958
Accounts receivable - affiliates	2,190	8,025
Inventories	365,003	357,105
Deferred income taxes	35,016	34,663
Prepaid and other	42,047	40,157
Total current assets	1,132,504	1,316,358
Long-term investments in securities	199,192	219,993
Long-term available-for-sale securities	16,565	5,339
Property and equipment:		
Land	25,705	28,990
Buildings and improvements	301,007	310,226
Machinery and equipment	1,125,159	1,091,052
Construction in progress	15,651	19,404
	1,467,522	1,449,672
Accumulated depreciation	(1,204,135)	(1,202,643)
	263,387	247,029
Goodwill	162,263	162,401
Intangible assets - net	90,586	87,011
Deferred income taxes - non-current	-	5,167
Other assets	8,032	8,194
Total Assets	$ 1,872,529	$ 2,051,492
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable - trade	$ 25,294	$ 37,151
Accounts payable - affiliates	38,681	67,270
Income taxes payable	2,928	3,532
Accrued payroll and benefits	39,227	42,110
Accrued expenses	43,272	43,210
Total current liabilities	149,402	193,273
Pensions	30,335	32,015
Other liabilities	23,039	25,197
Total non-current liabilities	53,374	57,212
Total Liabilities	202,776	250,485
Commitments and contingencies (Note 12)		
Stockholders' Equity:		
Preferred stock, par value $.01 per share: Authorized, 20,000 shares; None issued and outstanding	-	-
Common stock, par value $.01 per share: Authorized, 300,000 shares; issued, 176,368 shares; outstanding, 170,384 and 170,074 shares for 2009 and 2010, respectively	1,764	1,764
Additional paid-in capital	343,275	345,305
Retained earnings	1,402,202	1,517,818
Accumulated other comprehensive income	64	17,257
Treasury stock, at cost, 5,984 and 6,295 shares for 2009 and 2010, respectively	(77,552)	(81,137)
Total Stockholders' Equity	1,669,753	1,801,007
Total Liabilities and Stockholders' Equity	$ 1,872,529	$ 2,051,492

See accompanying notes to consolidated financial statements.

AVX Corporation and Subsidiaries
Consolidated Statements of Operations
(in thousands, except per share data)

Years Ended March 31,	2008	2009	2010
Net sales	$ 1,619,275	$ 1,389,613	$ 1,304,966
Cost of sales	1,328,491	1,158,196	1,027,368
Vendor settlement	-	-	(5,000)
Restructuring charges	2,421	15,123	4,397
Gross profit	288,363	216,294	278,201
Selling, general and administrative expenses	126,848	121,897	108,527
Environmental charge	-	18,200	-
Restructuring charges	-	3,504	2,509
In-process research and development charge	390	-	-
Other operating income	-	(4,051)	(3,519)
Profit from operations	161,125	76,744	170,684
Other income (expense):			
Interest income	43,226	21,112	7,120
Interest expense	(456)	(139)	(111)
Other, net	(530)	(578)	(1,336)
Income before income taxes	203,365	97,139	176,357
Provision for income taxes	53,892	16,293	33,499
Net income	$ 149,473	$ 80,846	$ 142,858
Income per share:			
Basic	$ 0.87	$ 0.47	$ 0.84
Diluted	$ 0.87	$ 0.47	$ 0.84
Weighted average common shares outstanding:			
Basic	171,487	170,616	170,247
Diluted	172,065	170,689	170,274

See accompanying notes to consolidated financial statements.

AVX Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands, except per share data)

	Common Stock Number Of Shares	Common Stock Amount	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total	Comprehensive Income
Balance, March 31, 2007	171,674	$1,764	$ (62,491)	$340,911	$1,226,283	$128,812	$1,635,279	$ 222,945
Net income					149,473		149,473	149,473
Other comprehensive income						78,538	78,538	78,538
Dividends of $0.15 per share					(27,466)		(27,466)	
Stock-based compensation expense				2,749			2,749	
Adoption of new income tax guidance					1,059		1,059	
Stock option activity	571		7,677	(1,811)			5,866	
Tax benefit of stock option exercises				994			994	
Treasury stock purchased	(1,179)		(17,141)				(17,141)	
Balance, March 31, 2008	171,066	$1,764	$ (71,955)	$342,843	$1,349,349	$207,350	$1,829,351	$ 228,011
Net income					80,846		80,846	80,846
Other comprehensive loss						(207,286)	(207,286)	(207,286)
Dividends of $0.16 per share					(27,316)		(27,316)	
Stock-based compensation expense				2,488			2,488	
Adoption of new benefit plan guidance					(677)		(677)	
Stock option activity	442		5,825	(2,296)			3,529	
Tax benefit of stock option exercises				240			240	
Treasury stock purchased	(1,124)		(11,422)				(11,422)	
Balance, March 31, 2009	170,384	$ 1,764	$ (77,552)	$343,275	$ 1,402,202	$ 64	$ 1,669,753	$ (126,440)
Net income					142,858		142,858	142,858
Other comprehensive income						17,193	17,193	17,193
Dividends of $0.16 per share					(27,242)		(27,242)	
Stock-based compensation expense				2,040			2,040	
Stock option activity	12		151	(18)			133	
Tax benefit of stock option exercises				8			8	
Treasury stock purchased	(322)		(3,736)				(3,736)	
Balance, March 31, 2010	170,074	$ 1,764	$ (81,137)	$345,305	$ 1,517,818	$ 17,257	$ 1,801,007	$ 160,051

See accompanying notes to consolidated financial statements.

AVX Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

Years Ended March 31,	2008	2009	2010
Operating Activities :			
Net income	$ 149,473	$ 80,846	$ 142,858
Adjustment to reconcile net income to net cash from operating activities:			
Depreciation and amortization	55,546	66,198	58,173
In-process research and development charge	390	-	-
Stock-based compensation expense	2,749	2,488	2,040
Deferred income taxes	(460)	(9,483)	(8,419)
Loss on pro rata distribution of available-for-sale securities	980	-	-
(Gain) Loss on available-for-sale securities	(1,748)	4,216	362
Gain on sale of property, plant & equipment, net of retirements	(189)	(2,847)	(2,546)
Changes in operating assets and liabilities:			
Accounts receivable	6,320	44,648	(47,462)
Inventories	(23,363)	7,668	14,788
Accounts payable and accrued expenses	5,968	(125,109)	25,868
Income taxes payable (receivable)	(3,506)	(20,124)	16,390
Other assets	5,313	(1,153)	(10,156)
Other liabilities	(15,610)	17,643	8,558
Net cash provided by (used in) operating activities	181,863	64,991	200,454
Investing Activities:			
Purchases of property and equipment	(70,886)	(44,205)	(28,888)
Purchase of business, net of cash acquired	(226,107)	-	-
Pro rata distribution of available-for-sale securities	(114,705)	-	-
Sales and redemptions of available-for-sale securities	26,461	42,447	29,006
Purchases of investment securities	(159,000)	(309,193)	(943,231)
Sales and redemptions of investment securities	284,000	269,000	659,523
Proceeds from property, plant & equipment dispositions	2,261	6,106	6,050
Contingent consideration for a prior acquisition	-	(6,677)	(63)
Other investing activities	-	202	(870)
Net cash provided by (used in) investing activities	(257,976)	(42,320)	(278,473)
Financing Activities:			
Repayment of debt	(5,367)	-	-
Dividends paid	(27,466)	(27,316)	(27,242)
Purchase of treasury stock	(17,141)	(11,422)	(3,736)
Proceeds from exercise of stock options	5,866	3,529	133
Excess tax benefit from stock-based payment arrangements	994	240	8
Other financing activities	-	-	1,732
Net cash provided by (used in) financing activities	(43,114)	(34,969)	(29,105)
Effect of exchange rate on cash	3,709	(33,857)	389
Increase (decrease) in cash and cash equivalents	(115,518)	(46,155)	(106,735)
Cash and cash equivalents at beginning of period	684,382	568,864	522,709
Cash and cash equivalents at end of period	$ 568,864	$ 522,709	$ 415,974

See accompanying notes to consolidated financial statements.

AVX Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except per share data)

1. Summary of Significant Accounting Policies:

General:

AVX Corporation is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and interconnect products. The consolidated financial statements of AVX Corporation and its subsidiaries (the "Company" or "AVX") include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

From January 1990 through August 15, 1995, the Company was wholly owned by Kyocera Corporation ("Kyocera"). As of March 31, 2010, Kyocera owned approximately 72% of the Company's outstanding shares of common stock.

Use of Estimates:

The consolidated financial statements are prepared on the basis of generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates. On an ongoing basis, the Company evaluates its accounting policies and disclosure practices.

Cash Equivalents and Investments in Securities:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. During the preparation of the Company's fiscal 2010 financial statements, the Company determined that certain time deposits with original maturities of greater than three months when purchased had been misclassified as cash and cash equivalents in prior years' financial statements. The Company has determined the impact of this misclassification to be immaterial to prior balance sheets and statements of cash flows. There was no impact on the consolidated statements of operations. The Company corrected the classification of these time deposits by increasing short term investments and decreasing cash and cash equivalents by $120,872 in the Consolidated Balance Sheet at March 31, 2010. The Consolidated Statement of Cash Flows for the year ended March 31, 2010 includes an additional $120,872 of purchases of investments, which represents the cumulative net amount of prior year purchases and redemptions of these investments not previously reflected in the statement ($26,840 in fiscal 2009, $79,328 in fiscal 2008 and $14,704 in years prior to fiscal 2008).

The Company's long-term and short-term investment securities are accounted for as held-to-maturity securities and are carried at amortized cost. The Company has the ability and intent to hold these investments until maturity. All income generated from the held-to-maturity securities investments are recorded as interest income.

On December 20, 2007, the Company received a pro rata distribution of the underlying securities that had previously been held in a money market investment account previously included in cash and cash equivalents in the Company's Consolidated Balance Sheet. The securities are classified as available-for-sale and are either current or long-term assets based on their underlying expected cash flows and are being recorded at fair market value. Any unrealized holding gains and losses resulting from these securities are reported, net of tax, as a separate component of shareholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary, if any, are included in the Company's results of operations.

Inventories:

The Company determines the cost of raw materials, work in process and finished goods inventories by the first-in, first-out ("FIFO") method. Inventory costs include material, labor and manufacturing overhead. Inventories are valued at the lower of cost or market (realizable value) and are valued at its market value where there is evidence that the utility of goods will be less than cost and that such write-down should occur in the current period. Accordingly, at the end of each period, the Company evaluates its inventory and adjusts to net realizable value. The Company reviews and adjusts the carrying value of its inventories based on historical usage, customer forecasts received from the marketing and sales personnel, customer backlog, certain date code restrictions, technology changes, demand increases and decreases, market directional shifts, and obsolescence and aging.

Property and Equipment:

Property and equipment are recorded at cost. Machinery and equipment are generally depreciated on the double-declining balance method. Buildings are depreciated on the straight-line method. The estimated useful lives used for computing depreciation are as follows: buildings and improvements – 10 to 31.5 years, and machinery and equipment – 3 to 10 years. Depreciation expense was $53,542, $61,738 and $53,798 for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable. If the sum of the undiscounted cash flows is less than the carrying value of the related assets, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the assets.

The cost of maintenance and repairs is charged to expense as incurred. Upon disposal or retirement, the cost and accumulated depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in the Company's results of operations.

Goodwill and Acquired Intangible Assets:

The Company does not amortize goodwill and indefinite-lived intangible assets, but tests these assets for impairment at least annually or whenever conditions indicate that such impairment could exist. The carrying value of goodwill and indefinite-lived intangible assets are evaluated in relation to the operating performance and estimated future discounted cash flows of the related reporting unit. If the sum of the discounted cash flows (excluding interest) is less than the carrying value of the related assets, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the assets. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance. The Company's annual goodwill and indefinite-lived intangible assets impairment analysis indicated that there was no related impairment for the fiscal years ended March 31, 2008, 2009 or 2010.

The Company has determined that certain intangible assets have finite useful lives. These assets are being amortized on a straight-line basis over their estimated useful lives. Amortization expense was $4,460 and $4,375 for the fiscal years ended March 31, 2009 and March 31, 2010, respectively.

Pension Assumptions:

Pension benefit obligations and the related effects on operations are calculated using actuarial models. Two critical assumptions, discount rate and expected rate of return on plan assets, are important elements of plan expense and/or liability measurement. The Company evaluates these assumptions at least annually. The discount rate enables the Company to state expected future cash flows at a present value on the measurement date. To determine the discount rate, the Company applies the expected cash flows from each individual pension plan to specific yield curves at the plan's measurement date and determines a level equivalent yield unique to each plan. A lower discount rate increases the present value of benefit obligations and increases pension expense. To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. Other assumptions involve demographic factors such as retirement, mortality and turnover. These assumptions are evaluated at least annually and are updated to reflect the Company's experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. In such cases, the differences between actual results and actuarial assumptions are amortized over future periods.

Income Taxes:

As part of the process of preparing the consolidated financial statements, the Company is required to estimate its tax assets and liabilities in each of the jurisdictions in which it operates. This process involves management estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included within the consolidated balance sheets. The Company assesses the likelihood that its deferred tax assets will be recoverable as a result of future taxable income and, to the extent management believes that recovery is not likely, the Company establishes a valuation allowance.

The Company has recorded valuation allowances due to uncertainties related to its ability to realize some of its deferred tax assets, primarily consisting of certain net operating losses carried forward before they expire. The valuation allowance is based on the Company's estimates of future taxable income over the periods that its deferred tax assets will be recoverable.

The Company also records a provision for certain international, federal and state tax contingencies based on the likelihood of obligation, when needed. In the normal course of business, the Company is subject to challenges from U.S. and non-U.S. tax authorities regarding the amount of taxes due. These challenges may result in adjustments of the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. Further, during the ordinary course of business, other changing facts and circumstances may impact the Company's ability to utilize tax benefits as well as the estimated taxes to be paid in future periods. Management believes that any potential tax exposures have been sufficiently provided for in the consolidated financial statements. In the event that actual results differ from these estimates, the Company may need to adjust tax accounts and related payments, which could materially impact its financial condition and results of operations.

In June 2006, new guidance was issued which addressed accounting for the uncertainty in income taxes. The guidance clarified when tax benefits should be recognized in the financial statements and provided criteria for measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes the impact of a tax position, if that position is "more likely than not" of being sustained on audit, based on the technical merits of the position. The Company adopted the guidance effective April 1, 2007. Accruals for estimated interest and penalties are recorded as a component of interest expense.

The Company records deferred tax liabilities for temporary differences associated with deductions for foreign branch losses claimed by the Company in its U.S. income tax returns, as these deductions are subject to recapture provisions in the U.S. income tax code. When the recapture period expires for these deductions, the tax benefit is recognized in the income tax provision.

Foreign Currency Activity:

Assets and liabilities of foreign subsidiaries, where functional currencies are their local currencies, are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollars and are reported separately as a component of accumulated other comprehensive income. Transaction gains and losses reflected in the functional currencies are charged to income at the time of the transaction.

As a result of certain restructuring activities, including the movement of certain manufacturing operations out of the United Kingdom, the Company reassessed the functional currency designation of certain U.K. subsidiaries and determined that a change in functional currency designation of certain U.K. operations was appropriate. This change in functional currency from the British Pound to the U.S. dollar was effective April 1, 2009. The change resulted in the translation amounts recorded for these operations to the consolidated accumulated other comprehensive income account through March 31, 2009 to remain unchanged indefinitely and will otherwise not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

Derivative Financial Instruments:

Derivative instruments are reported on the consolidated balance sheets at their fair values. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. For instruments designated as hedges, unrealized gains or losses are reported in other comprehensive income and when realized, are reported in the Company's results of operations. Any contracts that do not qualify as hedges, for accounting purposes, are marked to market with the resulting gains and losses recognized in other income or expense.

The Company uses financial instruments such as forward exchange contracts to hedge a portion, but not all, of its firm commitments denominated in foreign currencies. The purpose of the Company's foreign currency management is to minimize the effect of exchange rate changes on actual cash flows from foreign currency denominated transactions. See Note 13 for further discussion of derivative financial instruments.

Revenue Recognition and Accounts Receivable:

All products are built to specification and tested by AVX for adherence to such specification before shipment to customers. The Company ships products to customers based upon firm orders. Shipping and handling costs are included in cost of sales. The Company recognizes revenue when the sales process is complete. This occurs when products are shipped to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred and collectability is reasonably assured. Estimates used in determining sales allowance programs described below are subject to the volatilities of the market place. This includes, but is not limited to, changes in economic conditions, pricing changes, product demand, inventory levels in the supply chain, the effects of technological change, and other variables that might result in changes to the Company's estimates. Accordingly, there can be no assurance that actual results will not differ from those estimates.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on contractual terms of sale. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Returns

Sales revenue and cost of sales reported in the income statement are reduced to reflect estimated returns. The Company records an estimated sales allowance for returns at the time of sale based on using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. The amount accrued reflects the return of value of the customer's inventory. These procedures require the exercise of significant judgments. The Company believes that these procedures enable it to make reliable estimates of future returns. The Company's actual results approximate its estimates. When the product is returned and verified, the customer is given credit against their accounts receivable.

Distribution Programs

A portion of the Company's sales are to independent electronic component distributor customers, which are subject to various distributor sales programs. The Company reports provisions for distributor allowances in connection with such sales programs as a reduction in revenue and reports distributor allowances in the balance sheet as a reduction in accounts receivable. For the distribution programs described below, the Company does not track the individual units that are recorded against specific products sold from distributor inventories, which would allow it to directly compare revenue reduction for credits recorded during any period with credits ultimately awarded in respect of products sold during that period. Nevertheless, management believes that the Company has an adequate basis to assess the reasonableness and reliability of its estimates for each program.

Distributor Stock Rotation Program

Stock rotation is a program whereby distributor customers are allowed to return for credit qualified inventory, semi-annually, equal to a certain percentage, primarily limited to 5% of the previous six months net sales. The Company records an estimated sales allowance for stock rotation at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. The Company believes that these procedures enable it to make reliable estimates of future returns under the stock rotation program. The Company's actual results approximate its estimates. When the product is returned and verified, the distributor is given credit against their accounts receivable.

Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit ("ship and debit") is a program designed to assist distributor customers in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment for a specific part for a sale to the distributor's end customer from the distributor's stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to their customer. At the time the Company records sales to the distributors, it provides an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The Company records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends the Company sees in its direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. The Company believes that these procedures enable it to make reliable estimates of future credits under the ship and debit program. The Company's actual results approximate its estimates. At the time the distributor ships the part from stock, the distributor debits the Company for the authorized pricing adjustment.

Special Incentive Programs

The Company may offer special incentive discounts based on amount of product ordered or shipped. At the time the Company records sales under these agreements, it provides an allowance for the discounts on the sales for which the customer is eligible to take. The customer then debits the Company for the authorized discount amount.

Warranty:

All of the Company's products are built to specifications and tested by the Company for adherence to such specifications before shipment to customers. The Company warrants that its products will meet such specifications. The Company accrues for product warranties when it is probable that customers will make claims under warranties relating to products that have been sold and a reasonable estimate of costs can be made. The amount accrued represents the direct costs of replacement and other potential costs resulting from product not meeting specifications above and beyond the return value of the customer's affected product purchases. Historically valid warranty claims, which are a result of products not meeting specifications, have been immaterial to the Company's results of operations. However, there is no guarantee that warranty claims in the future will not increase, or be material to results of operations, as a result of manufacturing defects, end market product application failures or end user recall or damage claims.

Grants:

The Company receives employment and research grants from various non-U.S. governmental agencies, which are recognized in its results of operations in the period in which the related expenditures are incurred. Capital grants for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense. The grants are generally subject to certain conditions and non-compliance with such conditions could result in repayment of grants.

Research, Development and Engineering:

Research, development and engineering expenditures are expensed when incurred. Research and development expenses are included in selling, general and administrative expenses and are $12,450, $11,703, and $6,831 for the fiscal years ended March 31, 2008, 2009, and 2010, respectively. Engineering expenses are included in cost of sales and selling, general, and administrative expenses as follows:

	Years Ended March 31,		
	2008	**2009**	**2010**
Engineering expense:			
Cost of sales	$ 20,619	$ 17,283	$ 17,200
Selling general and administrative expense	2,396	2,491	636
Total engineering expense	$ 23,015	$ 19,774	$ 17,836

Stock-Based Compensation:

The Company recognizes the compensation cost resulting from all share-based payment transactions in the financial statements. The amount of compensation cost is measured based on the grant-date fair value for the share-based payment issued. The Company's policy is to grant stock options with an exercise price equal to the Company's stock price on the date of grant. Compensation cost is recognized over the vesting period of the award.

The Company uses the modified prospective method to account for employee stock options granted prior to the adoption of new guidance on April 1, 2006. Under this method, the fair value of previously granted but unvested equity awards is recognized as compensation expense in the financial statements.

The Company uses the Black-Scholes option pricing model to determine the fair value of its options at grant date. See Note 11 for assumptions used.

Treasury Stock:

In April 2001, October 2005 and October 2007, the Company's Board of Directors approved stock repurchase authorizations whereby up to 15,000 shares of common stock could be purchased from time to time at the discretion of management. Accordingly, 1,179 shares were purchased during the fiscal year ended March 31, 2008, 1,124 shares were purchased during the fiscal year ended March 31, 2009 and 322 shares were purchased during the fiscal year ended March 31, 2010. The Company purchased 183 shares of common stock during the fourth quarter of the fiscal year ended March 31, 2010. As of March 31, 2010, the Company had in treasury 6,295 common shares at a cost of $81,137. There are 7,563 shares that may yet be purchased under this program.

Commitments and Contingencies:

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

New Accounting Standards:

In April of 2008, new guidance was issued by related to the determination of the useful lives of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The adoption of this guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

In December 2008, new guidance was issued related to employers' disclosures about postretirement benefit plan assets requires that information about plan assets be disclosed, on an annual basis, based on fair value disclosure requirements. The Company is required to separate plan assets into the three fair value hierarchy levels and provide a roll forward of the changes in fair value of plan assets classified as Level 3. The requirements related to the disclosures about plan assets were effective for fiscal years ending after December 15, 2009. Since the requirements are only additional disclosures concerning plan assets, the adoption of this guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

In April 2009, new guidance issued is intended to provide application guidance and revise the disclosures regarding fair value measurements and impairments of securities. The requirements are summarized as follows:

- Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This addresses the determination of fair values when there is no active market or where the price inputs represent distressed sales. It also reaffirms the view in previous guidance that the objective of fair value measurement is to reflect an asset's sale price in an orderly transaction at the date of the financial statements.
- Interim Disclosures about Fair Value of Financial Instruments. This enhances consistency in financial reporting by increasing the frequency of fair value disclosures to a quarterly instead of annual basis for any financial instruments that are not currently reflected on the balance sheet at fair value.
- Recognition and Presentation of Other-Than-Temporary Impairments. This amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirements of other-than-temporary impairments of debt and equity securities.

This guidance is effective for fiscal years and interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, new guidance was issued to establish the "Financial Accounting Standards Codification" ("Codification") as the single source of authoritative nongovernmental U.S. GAAP which was launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009 and did not have an impact on the Company's financial condition, results of operations or cash flows.

2. Earnings Per Share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the dilutive effect of potential common stock equivalents during the period. Stock options are the only common stock equivalents currently used by the Company and are computed using the treasury stock method.

The table below represents the basic and diluted weighted average number of shares of common stock and potential common stock equivalents outstanding for the years ended March 31, 2008, 2009 and 2010:

	2008	2009	2010
Net Income	$ 149,473	$ 80,846	$ 142,858
Computation of Basic EPS:			
Weighted Average Shares Outstanding used in Computing Basic EPS	171,487	170,616	170,247
Basic earnings per share	$ 0.87	$ 0.47	$ 0.84
Computation of Diluted EPS:			
Weighted Average Shares Outstanding	171,487	170,616	170,247
Effect of stock options	578	73	27
Shares used in Computing Diluted EPS (1)	172,065	170,689	170,274
Diluted Income per share	$ 0.87	$ 0.47	$ 0.84

(1) Common stock equivalents, not included in the computation of diluted earnings per share because the impact would have been anti dilutive, were 3,615 shares, 7,595 shares and 6,240 shares for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

3. Comprehensive Income:

Comprehensive income includes the following components:

	Years Ended March 31,		
	2008	2009	2010
Net income	$ 149,473	$ 80,846	$ 142,858
Other comprehensive income (loss):			
Pension liability and other savings plan liability adjustment	6,677	(4,882)	(2,215)
Foreign currency translation adjustment	70,909	(196,686)	16,564
Foreign currency cash flow hedges	2,041	(3,954)	314
Unrealized gain (loss) on available-for-sale securities	(1,089)	(1,764)	2,530
Comprehensive income (loss)	$ 228,011	$ (126,440)	$ 160,051

The accumulated balance of comprehensive income is as follows:

	Years Ended March 31,		
	2008	2009	2010
Pension liability and other savings plan liability adjustment	$ (22,291)	$ (27,173)	$ (29,388)
Foreign currency translation adjustment	227,838	31,152	47,716
Foreign currency cash flow hedges	2,892	(1,062)	(748)
Unrealized loss on available-for-sale securities	(1,089)	(2,853)	(323)
Balance at end of period	$ 207,350	$ 64	$ 17,257

4. Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1*: Unadjusted quoted prices in active markets for identical assets and liabilities.
- *Level 2*: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3*: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

	Fair Value at March 31, 2009	Based on Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:				
Available-for-sale investment securities - short-term	$ 24,014	$ -	$ 19,813	$ 4,201
Available-for-sale investment securities - long-term	16,565	-	13,668	2,897
Assets held in the non-qualified deferred compensation program[(1)]	7,265	7,265	-	-
Total	$ 47,844	$ 7,265	$ 33,481	$ 7,098

	Fair Value at March 31, 2009	Based on Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Liabilities measured at fair value on a recurring basis:				
Obligation related to assets held in the non-qualified deferred compensation program[(1)]	$ 7,265	$ 7,265	$ -	$ -
Foreign currency derivatives[(2)]	1,025	-	1,025	-
Total	$ 8,290	$ 7,265	$ 1,025	$ -

	Fair Value at March 31, 2010	Based on Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:				
Available-for-sale investment securities - short-term	$ 9,767	$ 3	$ 9,537	$ 227
Available-for-sale investment securities - long-term	5,340	-	5,216	124
Assets held in the non-qualified deferred compensation program[(1)]	9,400	9,400	-	-
Total	$ 24,507	$ 9,403	$ 14,753	$ 351

	Fair Value at March 31, 2010	Based on Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Liabilities measured at fair value on a recurring basis:				
Obligation related to assets held in the non-qualified deferred compensation program[(1)]	$ 9,400	$ 9,400	-	-
Foreign currency derivatives[(2)]	919	-	919	-
Total	$ 10,319	$ 9,400	$ 919	$ -

(1) The market value of the assets held in the trust for the non-qualified deferred compensation program is included as an asset and a liability of the Company as

the trust's assets are available to the Company's general creditors in the event of the Company's insolvency.

(2) Foreign currency derivatives in the form of forward contracts are included in accrued expenses in the March 31, 2009 and 2010 consolidated balance sheets. Unrealized gains and losses on derivatives classified as cash flow hedges are recorded in other comprehensive income. Realized gains and losses on derivatives classified as cash flow hedges and gains and losses on derivatives not designated as hedges are recorded in other income (expense).

The following table presents additional information about Level 3 assets measured at fair value on a recurring basis for the fiscal years ended March 31, 2009 and March 31, 2010.

Available-for-sale marketable securities

	Year Ended March 31, 2009	2010
Balance, beginning of period	$ 14,364	$ 7,098
Net realized and unrealized gains (losses) included in earnings	(2,672)	(323)
Net unrealized gains (losses) included in comprehensive income	(1,342)	756
Purchases, issuances and settlements	(8,490)	(4,465)
Transfers in and/or out of Level 3, net	5,238	(2,715)
Balance, end of period	$ 7,098	$ 351

Valuation Techniques:

The following describes valuation techniques used to appropriately value the Company's available-for-sale securities and derivatives.

Investment Securities

Assets valued using Level 1 inputs in the table above represent assets from the Company's non-qualified deferred compensation program. The funds in the non-qualified deferred compensation program are valued based on the number of shares in the funds using a price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent a portfolio including certificate of deposits, foreign bonds, corporate bonds, asset backed obligations and mortgage-backed securities. Valuation inputs used include benchmark yields, reported trades, broker and dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data.

Assets valued using Level 3 inputs in the table above represent a portfolio including corporate bonds, asset backed obligations and mortgage-backed securities. Unobservable inputs for valuation are management's assessments based on a third party pricing vendor using valuation inputs described above for Level 2, adjusted based on the best economic and industry information available in the circumstances.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. If the cost of an investment exceeds its fair value, among other factors, we evaluated general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Derivatives

The Company primarily uses forward contracts, with maturities generally less than four months, designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales, denominated in various currencies. The Company also uses derivatives not designated as hedging instruments to hedge foreign currency balance sheet exposures. These derivatives are used to offset currency changes in the fair value of the hedged assets and liabilities. Fair values for all of the Company's derivative financial instruments are valued by adjusting the market spot rate by forward points, based on the date of the contract. The spot rates and forward points used are an average rate from an actively traded market. At March 31, 2009 and 2010, all of the Company's forward contracts have been designated as Level 2 measurements.

5. Restructuring Activities:

The Company recorded restructuring charges of $18,627 and $6,914 for the fiscal years ended March 31, 2009 and 2010, respectively. The restructuring charges recorded in fiscal year 2009, included $16,545 for employee separations covering approximately 2,540 production, technical, administrative, sales and support employees in all geographic regions, and $2,082 relating to the consolidation of passive component manufacturing and warehousing operations. These costs included the write-down to net realizable value of equipment and inventories. For the fiscal year ended March 31, 2010, restructuring costs included $5,964 for employee separations covering an additional reduction in force of approximately 322 production, technical, administrative, sales and support employees across all geographic regions as well as the cost related to reduction in force initiatives throughout the year. Restructuring costs of $950 related to the consolidation of passive component manufacturing. As of March 31, 2010, there is $1,871 remaining in restructuring accruals that is expected to be paid by the end of fiscal 2011.

Activity related to restructuring charges is as follows:

$(000's)	Workforce Reductions	Asset Impairment Write-down	Other Facility Closure Costs	Total
Balance at March 31, 2008	$ -	$ -	$ -	$ -
Charges	16,545	1,005	1,077	18,627
Utilization / Payments	(11,538)	(1,005)	(945)	(13,488)
Foreign Currency Translation	(191)	-	(8)	(199)
Balance at March 31, 2009	$ 4,816	$ -	$ 124	$ 4,940
Charges	5,964	447	503	6,914
Utilization / Payments / Adjustments	(9,247)	(447)	(354)	(10,048)
Foreign Currency Translation	33	-	32	65
Balance at March 31, 2010	$ 1,566	$ -	$ 305	$ 1,871

6. Accounts Receivable:

Accounts receivable at March 31 consisted of:	2009	2010
Trade	$ 161,563	$ 207,166
Less:		
Allowances for doubtful accounts	947	563
Ship from stock and debit and stock rotation	12,169	11,964
Sales returns and discounts	6,922	6,681
Total allowances	20,038	19,208
	$ 141,525	$ 187,958

Charges related to allowances for doubtful accounts are charged to selling, general and administrative expenses. Charges related to sales returns and discounts and distributor sales programs are reported as deductions from revenue.

Activity for the fiscal years ended March 31,	2008	2009	2010
Allowances for doubtful accounts:			
Beginning Balance	$ 1,705	$ 1,303	$ 947
Charges	(402)	(276)	(196)
Applications	(15)	(47)	(199)
Translation and other	15	(33)	11
Ending Balance	$ 1,303	$ 947	$ 563
Ship from stock and debit and stock rotation:			
Beginning Balance	$ 11,918	$ 12,941	$ 12,169
Charges	42,979	38,459	29,544
Applications	(41,977)	(39,096)	(29,749)
Translation and other	21	(135)	0
Ending Balance	$ 12,941	$ 12,169	$ 11,964
Sales returns and discounts:			
Beginning Balance	$ 9,140	$ 9,253	$ 6,922
Charges	28,080	21,156	17,790
Applications	(28,022)	(22,698)	(18,030)
Translation and other	55	(789)	(1)
Ending Balance	$ 9,253	$ 6,922	$ 6,681

7. Inventories:

Inventories at March 31 consisted of:	2009	2010
Finished goods	$ 106,688	$ 92,180
Work in process	78,498	85,740
Raw materials and supplies	179,817	179,185
	$ 365,003	$ 357,105

8. Financial Instruments and Investments in Securities:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, securities investments and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of March 31, 2010, the Company believes that its credit risk exposure is not significant.

At March 31, 2009 and 2010 investments in debt securities and time deposits held by the Company were classified either as available-for-sale or held-to-maturity.

Available-for-sale investments are recorded at fair value. On December 20, 2007, the Company received a pro rata distribution of the underlying securities that had previously been held in a money market investment account previously included in cash and cash equivalents in the Company's Consolidated Balance Sheet. These securities are being accounted for as available-for-sale securities. The securities are classified as either current or long-term assets based on their underlying expected cash flows and are being recorded at fair market value. Any unrealized holding gains and losses resulting from these securities are reported, net of tax as a separate component of shareholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary, if any, are included in the results of operations and are determined by specific identification of securities. At the time of the pro rata distribution, a loss of $980 was charged to the results of operations for the difference between the Company's cost basis in the money market investment account and the fair value of the underlying securities. During the fiscal year ended March 31, 2010, the Company has recorded other-than-temporary impairment charges of $362 to earnings and net gains of $2,530 to other comprehensive income related to these securities. See Notes 3 and 4 for additional disclosures related to these available-for-sale securities.

Investments in held-to-maturity securities, recorded at amortized cost were as follows at March 31:

2009								
		Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Long-term investments:								
U.S. government and agency securities	$	199,192	$	175	$	(758)	$	198,609
	$	199,192	$	175	$	(758)	$	198,609

2010								
		Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Short-term investments:								
U.S. government and agency securities	$	40,000	$	247	$	(25)	$	40,222
Time deposits		222,709		-		-		222,709
Long-term investments:								
U.S. government and agency securities		219,993		131		(468)		219,656
	$	482,702	$	378	$	(493)	$	482,587

The amortized cost and estimated fair value of held-to-maturity investments at March 31, 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	Held-to-Maturity			
		Amortized Cost		Estimated Fair Value
Due in one year or less	$	262,709	$	262,931
Due after one year through five years		219,993		219,656
Total	$	482,702	$	482,587

9. Income Taxes:

For financial reporting purposes, income before income taxes includes the following components:

Years Ended March 31,		2008		2009		2010
Domestic	$	68,893	$	48,080	$	56,826
Foreign		134,472		49,059		119,531
	$	203,365	$	97,139	$	176,357

The provision for income taxes consisted of:

Years Ended March 31,	2008	2009	2010
Current:			
Federal/State	$ 32,342	$ 18,254	$ 30,647
Foreign	22,010	7,522	11,271
	54,352	25,776	41,918
Deferred:			
Federal/State	(8,354)	(6,837)	(21,211)
Foreign	7,894	(2,646)	12,792
	(460)	(9,483)	(8,419)
	$ 53,892	$ 16,293	$ 33,499

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

March 31,	2009		2010	
Current:	Assets	Liabilities	Assets	Liabilities
Sales and receivable allowances	$ 9,006	$ -	$ 8,432	$ -
Inventory reserves	10,302	-	8,850	-
Accrued expenses and other	20,295	10	22,509	105
Sub total	39,603	10	39,791	105
Less valuation allowances	(4,577)	-	(5,023)	-
Total Current	$ 35,026	$ 10	$ 34,768	$ 105

March 31,	2009		2010	
Non-current:	Assets	Liabilities	Assets	Liabilities
Tax over book depreciation / amortization	$ 15,814	$ 26,637	$ 19,521	$ 24,351
Deduction of foreign branch losses	-	30,578	-	14,789
Pension obligations	12,237	-	12,156	-
Other, net	5,566	4,137	6,369	5,965
Net operating loss and tax credit carry forwards	103,254	-	86,132	-
Sub total	136,871	61,352	124,178	45,105
Less valuation allowances	(78,144)	-	(73,906)	-
Total Non-current	$ 58,727	$ 61,352	$ 50,272	$ 45,105

Reconciliation between the U.S. Federal statutory income tax rate and the Company's effective rate for income tax is as follows:

	Years Ended March 31,		
	2008	2009	2010
U.S. Federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal benefit	1.0	1.3	0.9
Effect of foreign operations	(8.6)	(8.5)	(8.1)
Change in valuation allowance	0.4	0.3	(2.2)
Reinvestment Allowances	-	(3.8)	0.0
Foreign branch losses not subject to recapture	(3.9)	(8.7)	(9.4)
Other, net	2.6	1.2	2.8
Effective tax rate	26.5%	16.8%	19.0%

At March 31, 2010, certain of the Company's foreign subsidiaries in Brazil, China, France, Germany, Israel, Taiwan and United

Kingdom had tax net operating loss carry forwards totaling approximately $249,629 of which most had no expiration date. There is a greater likelihood of not realizing the future tax benefits of these net operating losses and other deductible temporary differences in Brazil, France, China and Taiwan since these losses and other deductible temporary differences must be used to offset future taxable income of those subsidiaries, which cannot be assured, and are not available to offset taxable income of other subsidiaries located in those countries. Accordingly, the Company has recorded valuation allowances related to the net deferred tax assets in these jurisdictions. Valuation allowances increased $251 and decreased $4,033 during the years ended March 31, 2009 and 2010, respectively, as a result of changes in the net operating losses of the subsidiaries in the countries mentioned above.

The Company has recorded deferred tax liabilities of $30,578 and $14,789 at March 31, 2009 and 2010, respectively, for temporary differences associated with deductions for foreign branch losses claimed by the Company in its U.S. income tax returns that are subject to U.S. recapture regulations.

The provision for income taxes in the current fiscal year was favorably impacted by a reduction of $16,625 of deferred tax liabilities resulting from certain of the Company's foreign branch losses taken as deductions for U.S. income tax purposes no longer being subject to the U.S. income tax recapture regulations. In March 2007, the Internal Revenue Service enacted a change in the tax regulations that reduced the U.S. income tax recapture period from 15 years to 5 years. The Company estimates a further reduction in deferred tax liabilities of $3,582 and $3,201 over the next two fiscal years, respectively, as the recapture period related to foreign branch losses deducted in certain prior years expires.

At the present time, the Company expects that cash and profits generated by foreign subsidiaries will continue to be reinvested indefinitely. The Company does not provide for U.S. taxes on the undistributed earnings of foreign subsidiaries which are considered to be reinvested indefinitely. The amount of U.S. taxes on such undistributed earnings as of March 31, 2009 and 2010 would have been $115,194 and $126,974, respectively.

Income taxes paid totaled $58,167, $51,169 and $31,181 during the years ended March 31, 2008, 2009 and 2010, respectively.

In June 2006, new guidance was issued which addressed accounting for the uncertainty in income taxes. The guidance clarified when tax benefits should be recognized in the financial statements and provided criteria for measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes the impact of a tax position, if that position is "more likely than not" of being sustained on audit, based on the technical merits of the position. The Company adopted the guidance effective April 1, 2007. Accruals for estimated interest and penalties are recorded as a component of interest expense.

The Company does not expect that the balances with respect to its uncertain tax positions will significantly increase or decrease within the next 12 months. For its more significant locations, the Company is subject to income tax examinations for the year 2003 and for the years 2007 and forward in the United States, 2007 and forward in Singapore, 2004 and forward in Hong Kong, and 2004 and forward in the United Kingdom.

A reconciliation of the beginning and ending balance for liabilities associated with unrecognized tax benefit is as follows:

Balance at April 1, 2007	$	4,503
Additions for tax positions of prior years		432
Reductions for tax positions of prior years		(428)
Balance at March 31, 2008	$	4,507
Additions for tax positions of prior years		2,375
Reductions for tax positions of prior years		(1,781)
Balance at March 31, 2009	$	5,101
Additions for tax positions of prior years		7,554
Reductions for tax positions of prior years		(50)
Balance at March 31, 2010	$	12,605

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense. As of March 31, 2009 and 2010, the Company had accrued interest and penalties related to unrecognized tax benefits of $431 and $534, respectively. During the year ended March 31, 2009 and 2010, the Company recognized $139 and $103, respectively, in interest and penalties.

The amount of unrecognized tax benefits recorded on the Company's balance sheet that if recognized would affect the effective tax rate, is approximately $5,101 and $12,605 at March 31, 2009 and 2010, respectively. This amount excludes the accrual for estimated interest and penalties discussed above.

10. Employee Retirement Plans:

Pension Plans:

The Company sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, the Company froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. The Company's pension plans for certain international employees provide for benefits based on a percentage of final pay. The Company's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

The Company recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company's adjustment to its pension liability due to the change in the funded status of its plans was to increase recorded pension liabilities by $4,471 during the fiscal year ended March 31, 2009, and to increase recorded pension liabilities by $1,696 during the fiscal year ended March 31, 2010.

As of March 31, 2009, the Company changed the measurement date for all plans from December 31 to March 31. As a result of the adoption of the new guidance on April 1, 2008, the Company recognized adjustments of $680 and $278 to beginning retained earnings and to other comprehensive income, respectively.

The change in the benefit obligation and plan assets of the U.S. and international defined benefit plans for 2009 and 2010 were as follows:

	Years Ended March 31,			
	U.S. Plans		International Plans	
	2009	2010	2009	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 29,244	$ 26,895	$ 135,522	$ 87,834
Service cost	554	383	862	463
Interest cost	2,257	1,839	6,916	5,902
Plan participants' contributions	-	-	409	265
Actuarial gain/(loss)	(2,967)	4,114	(13,235)	22,459
Benefits paid	(2,193)	(1,891)	(5,374)	(5,732)
Curtailment	-	-	-	(547)
Foreign currency exchange rate changes	-	-	(37,266)	3,671
Benefit obligation at end of year	$ 26,895	$ 31,340	$ 87,834	$ 114,315
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 27,691	$ 19,939	$ 110,755	$ 63,999
Actual return on assets	(6,330)	6,957	(15,475)	19,019
Employer contributions	771	1,867	5,132	5,903
Plan participants' contributions	-	-	409	265
Benefits paid	(2,193)	(1,891)	(5,374)	(5,732)
Foreign currency exchange rate changes	-	-	(31,448)	2,842
Fair value of plan assets at end of year	19,939	26,872	63,999	86,296
Funded status	$ (6,956)	$ (4,468)	$ (23,835)	$ (28,019)

The accumulated benefit obligation at March 31, 2009 and 2010 was $113,041 and $144,720, respectively.

At March 31, 2010, the accumulated benefit obligation exceeds the fair value of the assets for all of the U.S. and international defined benefit plans.

The Company's assumptions used in determining the pension assets and liabilities were as follows:

	March 31, 2009	March 31, 2010
Assumptions:		
Discount rates	6.00 - 7.25%	5.05 - 5.75%
Increase in compensation	4.00%	4.25%

The following table shows changes in accumulated comprehensive income, excluding the effect of income taxes, related to amounts recognized in other comprehensive income during fiscal 2010 and amounts reclassified to the statement of operations as a component of net periodic pension cost during fiscal 2010.

	Years Ended March 31,			
	U.S. Plans		International Plans	
	2009	2010	2009	2010
Beginning balance	$ 4,741	$ 10,409	$ 26,459	$ 26,760
Net (gain) loss incurred during the year	5,885	(1,333)	8,417	8,059
Amortization of net loss	(196)	(581)	(814)	(1,448)
Amortization of prior service cost	(21)	(10)	-	-
Exchange	-	-	(7,302)	464
	$ 10,409	$ 8,485	$ 26,760	$ 33,835

Amounts that have not yet been recognized as components of net periodic pension cost (as a component of accumulated comprehensive income at March 31, 2010) are as follows:

	Years Ended March 31,			
	U.S. Plans		International Plans	
	2009 (1)	2010 (2)	2009 (1)	2010 (2)
Unrecognized net actuarial loss	$ 6,482	$ 5,294	$ 19,267	$ 24,361
Unamortized prior service cost	24	9	-	-
	$ 6,506	$ 5,303	$ 19,267	$ 24,361

(1) Amounts in the above table as of March 31, 2009 are net of $3,903 and $7,493 of tax benefit for the U.S. Plans and for the International Plans, respectively.

(2) Amounts in the above table as of March 31, 2010 are net of $3,182 and $9,474 tax benefit for the U.S. Plans and for the International Plans, respectively.

The March 31, 2010 balance of unrecognized net actuarial losses expected to be amortized in fiscal 2011 is $471 for the U.S. Plans and $1,648 for the International Plans, respectively. The March 31, 2010 balance of unamortized prior service cost expected to be amortized in fiscal 2011 is $10 for the U.S. Plans.

Net pension cost related to these pension plans includes the following components:

	Years Ended March 31,		
	2008	2009	2010
Service cost	$ 2,164	$ 1,263	$ 876
Interest cost	8,387	8,390	8,119
Expected return on plan assets	(8,458)	(8,196)	(6,130)
Amortization of prior service cost	42	16	10
Recognized actuarial loss	1,800	971	2,029
Net periodic pension cost	$ 3,935	$ 2,444	$ 4,904

The Company's assumptions used in determining the net periodic pension expense were as follows:

	March 31,		
	2008	2009	2010
Assumptions:			
Discount rates	4.50-5.80%	5.50-6.25%	5.20 - 7.25%
Increase in compensation	3.90%	3.90%	4.00%
Expected long-term rate of return on plan assets	6.60-7.50%	6.60-7.50%	6.50 - 7.50%

The pension expense is calculated based upon a number of actuarial assumptions established annually for each plan year, detailed in the table above including discount rate, rate of increase in future compensation levels and expected long-term rate of return on plan assets. To determine the discount rate, the Company applies the expected cash flows from each individual pension plan to specific yield curves at the plan's measurement date and determines a level equivalent yield that may be unique to each plan. On that basis, the range of discount rates increased 1% from March 31, 2009 to March 31, 2010.

The fair value of pension assets at March 31, 2010 was determined using:

		Based on		
	Fair Value at March 31, 2010	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:				
U.S. Defined Benefit Plan Assets:				
Pooled Separate Accounts	$ 25,456	$ -	$ 25,456	$ -
Guaranteed Deposit Account	1,404	-	1,404	-
International Defined Benefit Plan Assets:				
Cash	507	507	-	-
Pooled Separate Accounts	85,324	-	85,324	-
Total	$ 112,691	$ 507	$ 112,184	$ -

Assets valued using Level 1 inputs in the table above are cash.

Assets valued using Level 2 inputs in the table above are investments held in pooled separate accounts and a guaranteed deposit account. See discussion in the "Valuation of Investment" section below.

Valuation of Investments

The investments are held in Pooled Separate Accounts and a Guaranteed Deposit Account. Investments held in the Pooled Separate Accounts are based on the fair value of the underlying securities within the fund, which represent the net asset value, a practical expedient to fair value, of the units held by the pension plan at year-end. Those assets held in the Guaranteed Deposit Account are valued at the contract value of the account which approximates fair value. The contract value represents contributions plus accumulated interest at the contract rate, less benefits paid to participants, contract administration fees and other direct expenses.

The expected long-term rate of return on plan assets assumption is based upon actual historical returns and future expectations for returns for each asset class. These expected results were adjusted for payment of reasonable expenses from plan assets. The Company's long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its international defined benefit plans.

The Company's pension plans' weighted average asset allocations at March 31, 2009 and 2010, by asset category are as follows:

	March 31, 2009		March 31, 2010	
Asset Category	**U.S. Plans**	**International Plans**	**U.S. Plans**	**International Plans**
Equity securities	49%	50%	53%	50%
Debt securities	45%	50%	42%	50%
Other	6%	0%	5%	0%
Total	100%	100%	100%	100%

The Company makes contributions to its defined benefit plans as required under various pension funding regulations. Accordingly, the Company expects to make contributions of approximately $7,282 to the international plans and $1,133 to the U.S. plans in fiscal 2011 based on current actuarial computations.

Estimated future benefit payments are as follows:

Years ended March 31,	U.S. Plans	International Plans
2011	$ 1,549	$ 4,279
2012	1,567	4,536
2013	1,680	4,808
2014	1,763	5,097
2015	1,887	5,386
2016-2020	10,366	32,211

Savings Plans:

The Company sponsors retirement savings plans, which allow eligible employees to defer part of their annual compensation. Certain contributions by the Company are discretionary and are determined by the Company's Board of Directors each year. The Company's contributions to the savings plans in the United States and Europe for the fiscal years ended March 31, 2008, 2009 and 2010 were approximately $6,406, $6,537 and $5,836, respectively.

In addition, the Company sponsors a nonqualified deferred compensation program, which permits certain employees to annually elect to defer a portion of their compensation until retirement. A portion of the deferral is subject to a matching contribution by the Company. The employees select among various investment alternatives, which are the same as available under the retirement savings plans, with the investments held in a separate trust. The value of the participant's balance fluctuates based on the performance of the investments. The market value of the trust at March 31, 2009 and 2010 of $7,265 and $9,400, respectively, is included as an asset and a liability of the Company in the accompanying balance sheet because the trust's assets are available to the Company's general creditors in the event of the Company's insolvency.

11. Stock Based Compensation:

The Company has four fixed stock option plans. Under the 1995 Stock Option Plan, as amended, the Company could grant options to employees for the purchase of up to an aggregate of 9,300 shares of common stock. Under the Non-Employee Directors' Stock Option Plan, as amended, the Company could grant options for the purchase of up to an aggregate of 650 shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 Stock Option Plan, as amended, the Company may grant options to employees for the purchase of up to an aggregate of 10,000 shares of common stock. Under the 2004 Non-Employee Directors' Stock Option Plan, as amended, the Company may grant options for the purchase of up to an aggregate of 1,000 shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under the 1995 Stock Option Plan and the 2004 Stock Option Plan vest as to 25% annually and options granted under the Non-Employee Directors' Stock Option Plan and the 2004 Non-Employee Directors' Stock Option Plan vest as to one third annually. Requisite service periods related to all plans begin on the grant date. The number of shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding, was 13,846 as of March 31, 2010.

Activity under the Company's stock option plans is summarized as follows:

	Number of Shares		Average Price (a)	Average Life (years) (b)		Aggregated Intrinsic Value (c)
Outstanding at March 31, 2009	4,450	$	16.31			
Options granted	530		9.71			
Options exercised	(12)		11.33		$	23
Options cancelled/forfeited	(90)		16.13			
Outstanding at March 31, 2010	4,878	$	15.61	4.67	$	-
Exercisable at March 31, 2010	3,623	$	16.60	3.45	$	-

(a) Weighted-average exercise price
(b) Weighted-average contractual life remaining
(c) Options outstanding and exercisable at March 31, 2010 have a negative aggregated intrinsic value

The total aggregate intrinsic value of options exercised is $3,291, $875 and $23 for fiscal years ended March 31, 2008, 2009 and 2010, respectively.

Unvested share activity under the Company's stock options plans for March 31, 2010 is summarized as follows:

	Number of Shares		Weighted Average Grant-Date Fair Value
Unvested balance at March 31, 2009	1,245	$	4.69
Options granted	530		2.18
Options forfeited	(22)		4.35
Options vested	(498)		5.53
Unvested balance at March 31, 2010	1,255	$	2.65

The total unrecognized compensation costs related to unvested awards expected to be recognized over the vesting period, approximately four years, was $3,242 and $2,270 as of March 31, 2009 and 2010, respectively. The total aggregate fair value of options vested is $3,084, $4,681 and $2,752 for fiscal years ended March 31, 2008, 2009 and 2010, respectively.

The weighted average estimated fair value of the Company's stock options granted at grant date market prices was $5.63, $3.48 and $2.18 per option during fiscal years ended March 31, 2008, 2009 and 2010, respectively. The condensed consolidated statement of operations includes $1,710, net of $330 of tax benefit, in stock-based compensation expense for fiscal 2010.

The Company's weighted average fair value is estimated at the date of grant using a Black-Scholes-Merton option-pricing model. The Company estimated volatility by considering the Company's historical stock volatility. The Company calculated the dividend yield based on historical dividends paid. The Company has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the fiscal year ended March 31, 2010 was 6.8%. The following are significant weighted average assumptions used for estimating the fair value of options issued under the Company's stock option plans:

	2008 Grants	2009 Grants	2010 Grants
Expected life (years)	5	5	5
Interest rate	4.53%	3.22%	2.41%
Volatility	32.51%	28.46%	26.60%
Dividend yield	0.88%	1.24%	1.65%

Options exercised under the Company's stock option plans are issued from the Company's treasury shares. As of March 31, 2010, the Company has 7,563 shares that may yet be purchased under repurchase programs authorized by the Board of Directors. The Company purchased 1,124 shares at a cost of $11,422 during fiscal 2009 and 322 shares at a cost of $3,736 during fiscal 2010 which are held as treasury stock and available for general corporate purposes.

12. Commitments and Contingencies:

The Company is a lessee under long-term operating leases primarily for office space, plant and equipment. Future minimum lease commitments under non-cancelable operating leases as of March 31, 2010, were as follows:

Years ended March 31,	
2011	$ 6,555
2012	4,744
2013	3,236
2014	2,763
2015	811
Thereafter	1,655

Rental expense for operating leases was $9,055, $9,341 and $7,412 for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

The Company is involved in disputes, warranty, and legal proceedings arising in the normal course of business. While the Company cannot predict the outcome of these disputes and proceedings, management believes, based upon a review with legal counsel, that none of these proceedings will have a material impact on our financial position, results of operations, or cash flows. However, the Company cannot be certain of the eventual outcome and any adverse results in these or other matters that may arise from time to time may harm its financial position, results of operations, or cash flows.

From time to time the Company enters into delivery contracts with selected suppliers for certain metals used in our production processes. The delivery contracts represent routine purchase orders for delivery within three months and payment is due upon receipt. As of March 31, 2010, the Company had no significant outstanding purchase commitments.

On October 19, 2009, the Company and Cabot Corporation announced the favorable resolution of all outstanding litigation between the parties relating to the supply of tantalum by Cabot to AVX. As a result, the Company recorded a $5,000 reduction to cost of sales during the quarter ended December 31, 2009.

The Company has been identified by the United States Environmental Protection Agency ("EPA"), state governmental agencies or other private parties as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or equivalent state or local laws for clean-up and response costs associated with seven sites at which remediation is required. Because CERCLA has been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At two of the seven sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. The Company believes that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve the Company's liability at each of the sites at which it has been named a PRP, the Company has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. The Company has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to its apportioned share of the liabilities. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions during clean-up or substantial cost overruns for the chosen remedy. The existence of these reopener provisions, combined with the difficulties of reliably estimating clean-up costs and the joint and several nature of CERCLA liability, makes it difficult to predict the ultimate liability at any site with certainty.

In July 2007, the Company received oral notification from the EPA, and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. In 1991, in connection with that consent decree, the Company paid $66,000, plus interest, toward the environmental conditions at, and remediation of, the harbor in settlement with the EPA and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed $130,500. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately $318,500. The Company has not yet completed an investigation of the monies spent or available defenses in light of the notification. The Company has also not yet determined whether or to what extent other parties may bear responsibility for these costs. On April 1, 2008, the EPA indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. The Company anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts. The Company is investigating the claim as well as potential defenses and other actions, including the engagement of environmental engineering consultants to study and analyze documentation to be made available by the EPA with respect to the site. The potential impact of this matter on the Company's financial position, results of operations and cash flows cannot be determined at this time.

On June 2, 2006, the Company received a "Confirmation of Potential Liability; Demand and Notice of Decision Not to Use Special Notice Procedures" dated May 31, 2006 from the EPA with regard to $1,600 (subsequently reduced to $900) of past costs, as well as future costs for environmental remediation, related to the purported release of hazardous substances at an abandoned facility referred to as the "Aerovox Facility" (the "Facility"), located at 740 Belleville Avenue, New Bedford, Massachusetts. Aerovox Corporation, a predecessor of AVX, sold this Facility to an unrelated third party in 1973. A subsequent unrelated owner, Aerovox Inc., the last manufacturer to own and operate in the Facility, filed for bankruptcy in 2001 and abandoned the Facility. The Company has had numerous meetings with the EPA, the Massachusetts Department of Environmental Protection and the City of New Bedford regarding the potential environmental remediation of the Facility and the assignment of responsibility among the parties. A tentative agreement between EPA, the City of New Bedford, and AVX is now in place setting forth the nature of the remedy, the allocation of financial responsibility, and the schedule for remediation. However, based on such ongoing discussions and draft document exchanges regarding remediation alternatives and having performed our own estimates of remediation costs, the Company accrued $18,200 in the quarter ended March 31, 2009 (which amount is included in the $19,698 reserved as of March 31, 2010 for potential CERCLA liability as disclosed below) as an estimate of the potential liability related to performance of certain environmental remediation actions at the Facility. This accrual assumes the anticipated performance of certain remedial actions by the other parties. The accrual represents the estimate of the Company's costs to remediate; however, until all parties agree and remediation is complete, the Company can not be certain there will be no additional costs.

Recently, AVX was named as a third party defendant in a case filed in Massachusetts Superior Court captioned *DaRosa v. City of New Bedford.* This case relates to a former disposal site in the City of New Bedford located at Parker Street. The City asserts that AVX, inter alia, contributed to that site. We intend to defend vigorously the claims that have been asserted in this lawsuit. At this early stage of the litigation, there has not been a determination as to responsible parties or the amount, if any, of damages. Accordingly, the potential impact of the case on our financial position, results of operations, and cash flows cannot be determined at this time.

In September 2007, the Company received notice from Horry Land Company, the owner of property adjacent to the Company's South Carolina factory, that Horry Land Company's property value had been negatively impacted by alleged migration of certain pollutants from the Company's property and demanding $5,400 in compensatory damages, exclusive of costs that have not been determined. The Company investigated the allegations and determined that the demanded payment was not justified and that issues of liability, among other issues, exist under environmental laws. As a result, in October 2007, the Company filed a declaratory judgment action in United States District Court for the District of South Carolina under the CERCLA and the Federal Declaratory Judgment Act, seeking a declaration that the Company is not liable for the property damages claimed by Horry Land Company and for a determination and allocation of past and future environmental response costs. Horry Land Company has asserted its claims in this suit and it is now proceeding. In addition, two other suits have been filed against the Company relating to the same contamination. One suit was filed in the South Carolina State Court on November 27, 2007 by certain individuals seeking certification as a class action which has not yet been determined. The other suit is a commercial suit filed on January 16, 2008 in South Carolina State Court by John H. Nance and JDS Development of Myrtle Beach, Inc. Both of these suits are pending in South Carolina state court. AVX has also sought to join the United States Air Force as a potentially responsible party. The Company intends to defend vigorously the claims that have been asserted in the three related lawsuits. At this early stage of the litigation, there has not been a determination as to responsible parties or the amount, if any, of damages. With respect to the related environmental assessment, the Company is in the process of a feasibility study to evaluate possible remedies and at this stage have not been able to determine what measures may have to be undertaken or the likely costs of any such measures. Accordingly, the potential impact of either the lawsuits or the remediation on the Company's financial position, results of operations, and cash flows cannot be determined at this time.

The Company currently has reserved approximately $19,698 at March 31, 2010 and $19,879 at March 31, 2009 related to these matters. Except for the matters discussed above, while no assurance can be given, the Company does not believe that any additional costs to be incurred by AVX at any of the sites will have a material adverse effect on its financial condition, results of operations or cash flows.

The Company also operates on sites that may have potential future environmental issues as a result of activities at sites during AVX's long history of manufacturing operations or prior to the start of operations by AVX. Even though the Company may have rights of indemnity for such environmental matters at certain sites, regulatory agencies in those jurisdictions may require the Company to address such issues. Once it becomes probable that the Company will incur costs in connection with remediation of a site and such costs can be reasonably estimated, the Company establishes reserves or adjusts reserves for the projected share of these costs. A separate account receivable is recorded for any indemnified costs.

The Company has an employment agreement with its Chief Executive Officer which provides for salary continuance equivalent to his most recent base salary as a full-time employee during a two-year advisory period upon retirement from the Company.

13. Derivative Financial Instruments:

The Company is exposed to foreign currency exchange rate fluctuations in the normal course of business. The Company uses derivative instruments (forward contracts) to hedge certain foreign currency exposures as part of the risk management strategy. The objective is to offset gains and losses resulting from these exposures with gains and losses on the forward contracts used to hedge them, thereby reducing volatility of earnings or protecting fair values of assets and liabilities. The Company does not enter into any trading or speculative positions with regard to derivative instruments.

The Company primarily uses forward contracts, with maturities less than four months, designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales, denominated in various currencies. These derivative instruments are designated and qualify as cash flow hedges.

The effectiveness of the cash flow hedges is determined by comparing the cumulative change in the fair value of the hedge contract with the cumulative change in the fair value of the hedged transaction, both of which are based on forward rates. The effective portion of the gain or loss on these cash flow hedges is initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity. Once the hedged transaction is recognized, the gain or loss is recognized in the Company's statement of operations. At March 31, 2009 and 2010, respectively, the Company had the following forward contracts that were entered into to hedge against the volatility of foreign currency exchange rates for certain forecasted sales and purchases.

March 31, 2009

Fair Value of Derivative Instruments

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Caption		Fair Value	Balance Sheet Caption		Fair Value
Foreign exchange contracts	Prepaid and other	$	1,355	Accrued expenses	$	2,701

March 31, 2010

Fair Value of Derivative Instruments

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Caption		Fair Value	Balance Sheet Caption		Fair Value
Foreign exchange contracts	Prepaid and other	$	856	Accrued expenses	$	1,795

For these derivatives designated as hedging instruments, during fiscal 2009 and 2010, a net pretax loss of $9,120 and a pretax gain of $3,555, respectively, was recognized in other comprehensive income. In addition, during fiscal 2009 and 2010 a net pretax gain of $13,685 and $3,914, respectively, was reclassified from accumulated other comprehensive income into cost of sales (for hedging purchases), and a net pre tax loss of $21,102 and $521, respectively, was reclassified from accumulated other comprehensive income into sales (for hedging sales) in the accompanying Statement of Operations. In addition, as a result of not realizing the forecasted sales purchases volume related to some forward contracts at the time of their maturity, during fiscal 2009 and 2010, the Company recognized a net pretax gain of $3,290 and a pretax loss of $245, respectively, related to ineffective hedge contracts in other expense in the accompanying Statement of Operations. During fiscal 2008, 2009 or 2010, other than the ineffective contracts previously discussed, the Company did not discontinue any cash flow hedges for which it was probable that a forecasted transaction would not occur.

Derivatives not designated as hedging instruments consist primarily of forwards used to hedge foreign currency balance sheet exposures representing hedging instruments used to offset foreign currency changes in the fair values of the underlying assets and liabilities. The gains and losses on these foreign currency forward contracts are recognized in other income and expense in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus naturally offset these gains and losses. At March 31, 2009 and 2010, the Company had the following forward contracts that were entered into to hedge against these exposures.

March 31, 2009

Fair Value of Derivative Instruments

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Caption		Fair Value	Balance Sheet Caption		Fair Value
Foreign exchange contracts	Prepaid and other	$	518	Accrued expenses	$	1,232

March 31, 2010

Fair Value of Derivative Instruments

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Caption		Fair Value	Balance Sheet Caption		Fair Value
Foreign exchange contracts	Prepaid and other	$	61	Accrued expenses	$	41

For these derivatives not designated as hedging instruments during fiscal 2009 and 2010, a loss of $72,146 and a gain of $408, respectively, was recognized in other expense which substantially offset the approximately $75,000 in exchange gains and $1,100 in exchange losses, respectively, that was recognized in other income in the accompanying Statement of Operations.

At March 31, 2009 and 2010, the Company had outstanding foreign exchange contracts with notional amounts totaling $332,351 and $219,687, respectively.

14. Transactions With Affiliate:

The Company's business includes certain transactions with its parent company, Kyocera, that are governed by agreements between the parties that define the sales terms, including pricing for the products. The nature and amounts of transactions with Kyocera are included in the table below.

	Years Ended March 31,					
		2008		2009		2010
Sales:						
Product and equipment sales to affiliates	$	30,755	$	16,790	$	26,985
Subcontracting activities		1,080		287		-
Purchases:						
Purchases of resale inventories, raw materials, supplies, equipment and services		517,185		389,639		287,531
Other:						
Dividends paid		19,488		19,488		19,488

15. Segment and Geographic Information:

The Company's operating segments are based on the types of products from which the Company generates revenues. The Company is organized into a product line organization with five main product groups and three reportable segments: Passive Components, KED Resale and Connectors. The product groups of Ceramic, Advanced and Tantalum have been aggregated into the Passive Component reportable segment in accordance with the aggregation criteria and quantitative thresholds. The aggregation criteria consist of similar economic characteristics, products and services, production processes, customer classes and distribution channels. The Passive Components segment consists primarily of surface mount and leaded ceramic capacitors, RF thick and thin film components, tantalum capacitors, film capacitors, ceramic and film power capacitors, super capacitors, EMI filters, thick and thin film packages, varistors, thermistors, inductors and resistive products. The KED Resale segment consists primarily of ceramic capacitors, frequency control devices, SAW devices, sensor products, RF modules, actuators, acoustic devices and connectors produced by Kyocera, and resold by AVX. The Connectors segment consists primarily of Elco automotive, telecom and memory connectors manufactured by AVX. Sales and operating results from these reportable segments are shown in the tables below. In addition, the Company has a corporate administration group consisting of finance and administrative activities and a separate Research and Development group.

The Company evaluates performance of its segments based upon sales and operating profit. There are no intersegment revenues. The Company allocates the costs of shared resources between segments based on each segment's usage of the shared resources. Cash, accounts receivable, investments in securities and certain other assets, which are centrally managed, are not readily allocable to operating segments.

The tables below present information about reported segments for the years ended March 31,

Sales revenue (in thousands)	**2008**	**2009**	**2010**
Ceramic Components	$ 211,759	$ 165,740	$ 155,059
Tantalum Components	312,761	268,326	280,991
Advanced Components	433,646	434,039	369,811
Total Passive Components	958,166	868,105	805,861
KDP and KKC Resale	468,186	354,258	338,701
KEC Resale Connectors	86,531	76,209	73,973
Total KED Resale	554,717	430,467	412,674
Connectors	106,392	91,041	86,431
Total Revenue	$ 1,619,275	$ 1,389,613	$ 1,304,966

	2008	**2009**	**2010**
Operating profit:			
Passive components	$ 154,816	$ 110,428	$ 175,790
KED Resale	41,750	20,242	26,453
Connectors	8,809	3,602	9,167
Research & development	(12,450)	(11,703)	(6,831)
Corporate administration	(31,800)	(45,825)	(33,895)
Total	$ 161,125	$ 76,744	$ 170,684

	2008	**2009**	**2010**
Depreciation and amortization:			
Passive components	$ 45,052	$ 54,262	$ 47,774
KED Resale	742	809	453
Connectors	5,964	5,363	4,397
Research & development	759	1,083	761
Corporate administration	3,029	4,681	4,788
Total	$ 55,546	$ 66,198	$ 58,173

	2008	**2009**	**2010**
Assets:			
Passive components	$ 755,897	$ 639,993	$ 525,631
KED Resale	48,024	33,299	38,264
Connectors	55,928	48,808	39,512
Research & development	6,797	6,965	5,136
Cash, A/R and S/T and L/T investments	1,019,081	906,195	1,196,777
Goodwill - Passive components	148,736	151,985	152,124
Goodwill - Connectors	10,277	10,277	10,277
Corporate administration	64,338	75,007	83,771
Total	$ 2,109,078	$ 1,872,529	$ 2,051,492

	2008	2009	2010
Capital expenditures:			
Passive components	$ 64,178	$ 38,284	$ 26,986
KED Resale	65	408	98
Connectors	5,524	4,011	1,669
Research & development	1,040	1,347	89
Corporate administration	79	155	46
Total	$ 70,886	$ 44,205	$ 28,888

No single customer has accounted for more than 10% of net sales in the fiscal years ended March 31, 2008, 2009 or 2010.

The following geographic data is based upon net sales generated by operations located within that geographic area and long lived assets based upon physical location.

	Years Ended March 31,		
	2008	2009	2010
Net sales:			
Americas	$ 435,484	$ 432,549	$ 403,348
Europe	382,137	339,277	309,486
Asia	801,654	617,787	592,132
Total	$ 1,619,275	$ 1,389,613	$ 1,304,966
Property, plant and equipment, net:			
Americas	$ 134,199	$ 126,246	$ 122,312
Europe	145,956	100,394	92,924
Asia	36,417	36,747	31,793
Total	$ 316,572	$ 263,387	$ 247,029

16. Acquisition:

On September 25, 2007, the Company acquired by merger all of the outstanding capital stock of American Technical Ceramics Corp. ("ATC") in exchange for $234,091, in cash, including related acquisition costs. ATC designs, develops, manufactures and markets electronic components, including ceramic multilayer capacitors and custom thin film circuits. ATC's products are used in a broad range of commercial and military applications, including wireless infrastructure, fiber optics, medical electronics, semiconductor manufacturing equipment and satellite equipment. ATC has manufacturing facilities, research and development and sales offices in New York, manufacturing facilities in Florida, and sales offices in Sweden and China.

The Company has used the purchase method of accounting to record the acquisition. In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values with the excess being allocated to goodwill. As of September 30, 2007, the allocation of the purchase price was prepared based on preliminary estimates of fair values. The initial estimated purchase price allocation was revised as of March 31, 2008 resulting in an increase to goodwill of $7,691 as reflected in the table below. The results of operations for ATC are included in the accompanying Consolidated Statement of Operations since the acquisition date.

Assets and Liabilities Acquired		
Accounts receivable	$	12,818
Inventory		29,360
Other current assets and liabilities		11,517
Working capital	$	53,695
Property and equipment		31,825
Intangible assets		97,440
Long-term debt		(4,803)
Deferred taxes		(29,213)
Total identified assets and liabilities	$	148,944
Purchase price	$	234,091
Goodwill	$	85,147

	March 31, 2009				March 31, 2010			
		Gross Carrying Amount		Accumulated Amortization		Gross Carrying Amount		Accumulated Amortization
Amortized intangible assets								
Customer relationships	$	51,000	$	(4,249)	$	51,000	$	(7,082)
Developed technology and other		12,050		(2,215)		12,050		(3,690)
Total	$	63,050	$	(6,464)	$	63,050	$	(10,772)

Estimated amortization expense for the next five years is as follows:

Years ended March 31,		Estimated Amortization Expense
2011	$	4,299
2012		4,291
2013		4,291
2014		4,083
2015		3,553

	Gross Carrying Amount			
		March 31, 2009		March 31, 2010
Unamortized intangible assets				
Trade name and trademarks	$	34,000	$	34,000
Total	$	34,000	$	34,000

For the Company's segment reporting, ATC is reported in the Advanced Component product group in the Passive Component segment. Goodwill associated with the acquisition has been allocated to the Passive Component reporting unit.

17. Summary of Quarterly Financial Information (Unaudited):

Quarterly financial information for the fiscal years ended March 31, 2009 and 2010 is as follows:

	First Quarter		Second Quarter	
	2009	2010	2009	2010
Net sales	$ 396,889	$ 292,040	$ 400,280	$ 310,522
Gross profit	62,152	54,142	63,473	64,736
Net income	31,005	24,280	27,791	31,642
Basic earnings per share	0.18	0.14	0.16	0.19
Diluted earnings per share	0.18	0.14	0.16	0.19

	Third Quarter		Fourth Quarter	
	2009	2010	2009	2010
Net sales	$ 320,617	$ 334,958	$ 271,827	$ 367,446
Gross profit	52,981	76,094	37,688	83,229
Net income	23,864	40,426	(1,814)	46,510
Basic earnings per share	0.14	0.24	(0.01)	0.27
Diluted earnings per share	0.14	0.24	(0.01)	0.27

Results for the quarter ended March 31, 2010 include restructuring charges of $2,423 and a gain on the sale of corporate assets of $549.

18. Subsequent Events:

On May 5, 2010, the Board of Directors of the Company declared a $0.045 dividend per share of common stock with respect to the quarter ended March 31, 2010, payable on June 15, 2010. The dividend will be paid to stockholders of record on June 4, 2010 and will be disbursed on June 11, 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AVX Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of AVX Corporation and its subsidiaries at March 31, 2010 and March 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
May 20, 2010